
03019400


SEC MAIL PROCESSING
RECEIVED
APR 0 8 2003



NATIONAL RESEARCH Corporation



2002 ANNUAL REPORT

PROXY STATEMENT

Company Profile

National Research Corporation, headquartered in Lincoln, Nebraska, is a leading provider of ongoing survey-based performance measurement, analysis and tracking services to the healthcare industry. The Company addresses the growing need of healthcare providers and payors to measure the care outcomes, specifically satisfaction and health status, of their patients and/or members.

Annual Meeting

The annual meeting of shareholders will be held on May 1, 2003, at 10:00 a.m. (local time) at the Company's corporate offices, 1245 Q Street, Lincoln, Nebraska 68508.

To Our Shareholders:

Calendar year 2002 has been a record-breaking year for our company. Much of our success can be attributed to being at the right place at the right time, but our outstanding performance is no accident of timing. We saw the paradigm shift in the way healthcare was being measured coming years ago, and all during that time we have been shaping our company to be prepared for the arrival of this new frontier in healthcare measurement. No longer will healthcare consumers be disadvantaged by a lack of knowledge of the healthcare delivery system. Every day, we come closer and closer to healthcare purchase decisions being comparable to other buying decisions made by an informed consumer. There is a revolution underway in the healthcare industry as it relates to the quality of patient care. National Research Corporation is helping to lead that revolution.

It is important to mention that the demand for our services is only going to increase. With healthcare costs escalating and employers and HMOs requiring the patient to absorb a greater share of the cost, the consumer is faced with making informed purchase decisions like never before. That's where we come in. By rating hospitals and physicians, we empower consumers, enabling them to get the best value for their healthcare dollar. We have created a powerful platform that will benefit from this new paradigm in healthcare.

Public disclosure of performance, in particular patients' hospital experiences, will materially increase the size of our market. National Research Corporation is in a unique position to capitalize on this growing opportunity. Evidence of this heightened demand is confirmed by the following transactions, which were completed during 2002:

California Institute for Health System Performance selected National Research Corporation's Picker family of surveys as the statewide standard for hospital patient satisfaction measurement. In addition, National Research Corporation was awarded contracts with two major hospital providers, Kaiser Foundation Health Plan, Inc. and Adventist Health. The awarding of these contracts speaks volumes to the uniqueness and creditability of our measurement tools. Given the growing trend to empower consumers with knowledge to help them become more informed regarding their healthcare and physician choices, we believe we are well on our way to establishing Picker as the national standard.

Evidence of increased demand for our services continues to mount. Near the end of 2002, the Ontario Hospital Association selected National Research Corporation as its partner to provide patient satisfaction measurement services for public release and other purposes across all hospitals in the Canadian province of Ontario. In addition to confirming the increased demand for our services, this agreement with the Ontario Hospital Association also indicates that interest in our unique expertise and valuable measurement tools extends well beyond the borders of the United States. It is fair to say that we see opportunities continuing to develop outside our country.

We expect the trend toward increased utilization of patient surveys to accelerate. Subsequent to December 31, 2002, we were pleased to announce that the Company's Picker approach was used as the foundation for the Agency for Healthcare Research and Quality's newly introduced Hospital-CAHPS® survey. Hospitals will be required to use this survey instrument to measure their patient experience of care and publicly report the results. The requirement will go into effect as early as September 2003 and will be a condition of Medicare participation. It is an honor that the Picker approach was selected, but even more important, the recognition of our expertise has very positive ramifications for the Company in terms of creating new products and generating additional business. Who better to help hospitals prepare for and utilize this mandated survey system than National Research Corporation, the very company that originated this survey methodology through its Picker approach.

The marketing and operational success we are having is driving our solid financial performance. By every measure, 2002 has been an outstanding year in terms of record financial results. In fact, we achieved record performance in all income statement categories for the first time in the history of our company. Revenues for 2002 increased 26.7% to $22.4 million and earnings per share more than doubled from $0.24 to $0.54. We are pleased with our ability to generate such exceptional financial results, both top line and bottom line. Our intense focus on fiscal discipline keeps our costs in line, and revenue increases translate directly into incremental net income. We are confident that we can continue this level of performance.

We are very pleased with our progress in 2002. Ours is a company filled with excitement, dedicated people, and an incredible product offering. We have every intention of translating this intense energy and excitement into even stronger performance in 2003. This optimism is based upon our achievements to date, but it also takes into consideration the value we see in the ever-changing healthcare landscape. Market forces in healthcare are sure to contribute to our continuing trend of solid growth and outstanding performance. We are grateful to our clients for their confidence in us, our associates for their continuing contribution and dedication, and, as always, we appreciate the interest and support of our shareholders, whose investment makes all of this possible.

Sincerely,



Michael D. Hays
President, Chief Executive Officer
and Fellow Shareholder

NATIONAL RESEARCH CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held May 1, 2003

To the Shareholders of
National Research Corporation:

NOTICE IS HEREBY GIVEN that the annual meeting of shareholders of National Research Corporation will be held on Thursday, May 1, 2003, at 10:00 A.M., local time, at our corporate offices located at 1245 "Q" Street, Lincoln, Nebraska 68508, for the following purposes:

1. To elect two directors to hold office until the 2006 annual meeting of shareholders and until their successors are duly elected and qualified.

2. To consider and act upon such other business as may properly come before the meeting or any adjournment or postponement thereof.

The close of business on March 14, 2003 has been fixed as the record date for the determination of shareholders entitled to notice of, and to vote at, the meeting and any adjournment or postponement thereof.

A proxy for the meeting and a proxy statement are enclosed herewith.

By Order of the Board of Directors
NATIONAL RESEARCH CORPORATION

Patrick E. Beans
Secretary

Lincoln, Nebraska
April 4, 2003

YOUR VOTE IS IMPORTANT NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS MAY BE. TO ASSURE YOUR REPRESENTATION AT THE MEETING, PLEASE DATE THE ENCLOSED PROXY, WHICH IS SOLICITED BY THE BOARD OF DIRECTORS, SIGN EXACTLY AS YOUR NAME APPEARS THEREON AND RETURN IMMEDIATELY.

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NATIONAL RESEARCH CORPORATION
1245 "Q" Street
Lincoln, Nebraska 68508

PROXY STATEMENT
For
ANNUAL MEETING OF SHAREHOLDERS
To Be Held May 1, 2003

This proxy statement is being furnished to shareholders by the Board of Directors (the "Board") of National Research Corporation (the "Company") beginning on or about April 4, 2003 in connection with a solicitation of proxies by the Board for use at the annual meeting of shareholders to be held on Thursday, May 1, 2003, at 10:00 A.M., local time, at the Company's corporate offices located at 1245 "Q" Street, Lincoln, Nebraska 68508, and all adjournments or postponements thereof (the "Annual Meeting") for the purposes set forth in the attached Notice of Annual Meeting of Shareholders.

Execution of a proxy given in response to this solicitation will not affect a shareholder's right to attend the Annual Meeting and to vote in person. Presence at the Annual Meeting of a shareholder who has signed a proxy does not in itself revoke a proxy. Any shareholder giving a proxy may revoke it at any time before it is exercised by giving notice thereof to the Company in writing or in open meeting.

A proxy, in the enclosed form, which is properly executed, duly returned to the Company and not revoked will be voted in accordance with the instructions contained therein. The shares represented by executed but unmarked proxies will be voted FOR the two persons nominated for election as directors referred to herein and on such other business or matters which may properly come before the Annual Meeting in accordance with the best judgment of the persons named as proxies in the enclosed form of proxy. Other than the election of two directors, the Board has no knowledge of any matters to be presented for action by the shareholders at the Annual Meeting.

Only holders of record of the Company's common stock, $.001 par value per share (the "Common Stock"), at the close of business on March 14, 2003 are entitled to vote at the Annual Meeting. On that date, the Company had outstanding and entitled to vote 7,248,931 shares of Common Stock, each of which is entitled to one vote per share.

ELECTION OF DIRECTORS

The Company's By-Laws provide that the directors shall be divided into three classes, with staggered terms of three years each. At the Annual Meeting, the shareholders will elect two directors to hold office until the 2006 annual meeting of shareholders and until their successors are duly elected and qualified. Unless shareholders otherwise specify, the shares represented by the proxies received will be voted in favor of the election as directors of the persons named as nominees herein. The Board has no reason to believe that the listed nominees will be unable or unwilling to serve as directors if elected. However, in the event that any nominee should be unable to serve or for good cause will not serve, the shares represented by proxies received will be voted for another nominee selected by the Board. Each director will be elected by a plurality of the votes cast at the Annual Meeting (assuming a quorum is present). Consequently, any shares not voted at the Annual Meeting, whether due to abstentions, broker non-votes or otherwise, will have no impact on the election of the directors. Votes will be tabulated by an inspector of elections appointed by the Board.

The following sets forth certain information, as of March 14, 2003, about the Board's nominees for election at the Annual Meeting and each director of the Company whose term will continue after the Annual Meeting.

Nominees for Election at the Annual Meeting

Terms expiring at the 2006 Annual Meeting

Michael D. Hays, 48, has served as President and Chief Executive Officer and as a director since he founded the Company in 1981. Prior thereto, Mr. Hays served for seven years as a Vice President and a director of SRI Research Center, Inc. (n/k/a the Gallup Organization).

John N. Nunnelly, 50, has served as a director of the Company since December 1997. Mr. Nunnelly has been the Group President, Financial and Administrative Solutions Division of the Information Solutions division of McKesson Corporation, a leader in the healthcare information industry, since January 1999. Mr. Nunnelly previously served as the Senior Vice President and General Manager for three business units (Amherst Product Group, the Managed Care Group and the Springfield Company Group) of McKesson Corporation since 1988, and has also served McKesson Corporation in various other positions during his seventeen-year tenure with the firm.

THE BOARD RECOMMENDS THE FOREGOING NOMINEES FOR ELECTION AS DIRECTORS AND URGES EACH SHAREHOLDER TO VOTE "FOR" SUCH NOMINEES. SHARES OF COMMON STOCK REPRESENTED BY EXECUTED BUT UNMARKED PROXIES WILL BE VOTED "FOR" SUCH NOMINEES.

Directors Continuing in Office

Terms expiring at the 2004 Annual Meeting

Patrick E. Beans, 45, has served as Vice President, Treasurer, Chief Financial Officer and Secretary and a director of the Company since 1997 and as the principal financial officer since he joined the Company in August 1994. From June 1993 until joining the Company, Mr. Beans was the finance director for the Central Interstate Low-Level Radioactive Waste Commission, a five-state compact developing a low-level radioactive waste disposal plan. From 1979 to 1988 and from June 1992 to June 1993, he practiced as a certified public accountant.

Term expiring at the 2005 Annual Meeting

JoAnn M. Martin, 48, has served as a director of the Company since June 2001. Ms. Martin has served as the Executive Vice President and Chief Financial Officer of Ameritas Holding Company and as the Executive Vice President, Chief Financial Officer and Corporate Treasurer of Ameritas Acacia Mutual Holding Company, both insurance and financial services companies (collectively, "Ameritas"), since January 1999. Prior thereto, Ms. Martin served as Chief Financial Officer of Ameritas for more than the last five years. Ms. Martin has served as an officer of Ameritas and/or its affiliates since 1988. Ms. Martin is also a director of the Nebraska Society of CPAs Foundation and of several affiliates of Ameritas.

Paul C. Schorr III, 66, has served as a director of the Company since February 1998. Mr. Schorr has been the President and Chief Executive Officer of ComCor Holding Inc., an electrical contractor specializing in construction consulting services, since 1987. Mr. Schorr is also a director of Austins Steaks & Saloon, Inc. and Ameritas Life Insurance Corp.

BOARD OF DIRECTORS

General

The Board has standing Audit and Compensation Committees. In accordance with its formal written charter adopted by the Board, the Audit Committee's primary duties and responsibilities are to: (1) serve as an independent and objective party to monitor the Company's financial reporting process and internal control system; (2) review and appraise the audit efforts of the Company's independent auditors; and (3) provide an open avenue of communication among the independent auditors, financial and senior management, and the Board. The Audit Committee presently consists of Paul C. Schorr III (Chairperson), JoAnn M. Martin and John N. Nunnelly, each of whom is independent as defined in Rule 4200(A)(15) of the listing standards of the National Association of Securities Dealers, Inc. The Audit Committee held two meetings in 2002.

The Compensation Committee reviews and recommends to the Board the compensation structure for the Company's directors, officers and other managerial personnel, including salary rates, participation in incentive compensation and benefit plans, fringe benefits, non-cash perquisites and other forms of compensation, and administers the National Research Corporation 1997 Equity Incentive Plan (the "1997 Equity Incentive Plan"), under which no additional awards may be granted, the National Research Corporation 2001 Equity Incentive Plan (the "2001 Equity Incentive Plan") and the National Research Corporation Director Stock Plan (the "Director Plan"). JoAnn M. Martin (Chairperson), John N. Nunnelly and Paul C. Schorr III are the current members of the Compensation Committee. The Compensation Committee held four meetings in 2002.

The Board has no standing nominating committee. The Board selects the director nominees to stand for election at the Company's annual meetings of shareholders and to fill vacancies occurring on the Board. The Board will consider nominees recommended by shareholders, but has no established procedures which shareholders must follow to make a recommendation. The Company's By-Laws also provide for shareholder nominations of candidates for election as directors. These provisions require such nominations to be made pursuant to timely notice (as specified in the By-Laws) in writing to the Secretary of the Company. The shareholder's notice must contain information relating to the nominee which is required to be disclosed by the Company's By-Laws and the Securities Exchange Act of 1934.

The Board held four meetings in 2002. Each director attended all of the meetings of the Board held in 2002 and all of the meetings held by all committees of the Board on which such director served during the period that the director so served in 2002, except for Paul C. Schorr III, who attended 63% of the aggregate number of the meetings of the Board, the Audit Committee and the Compensation Committee held during the year.

Director Compensation

Directors who are executive officers of the Company receive no compensation for service as members of either the Board or committees thereof. Directors who are not executive officers of the Company receive an annual retainer of $10,000 and a fee of $500 for each committee meeting attended. Additionally, directors are reimbursed for out-of-pocket expenses associated with attending meetings of the Board and committees thereof.

Pursuant to the Director Plan, each director who is not an associate (i.e., employee) of the Company receives an annual grant of an option to purchase 1,000 shares of Common Stock on the date of each annual meeting of shareholders. The options have an exercise price equal to the fair market value of the Common Stock on the date of grant and vest one year after the grant date.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board is responsible for providing independent, objective oversight of the Company's accounting functions and internal controls.

The Audit Committee reviews the Company's financial reporting process on behalf of the Board. In fulfilling its responsibilities, the Audit Committee has reviewed and discussed the audited financial statements contained in the 2002 Annual Report on Form 10-K with the Company's management and independent auditors. Management is responsible for the financial statements and the reporting process, including the system of internal controls. The independent auditors are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States.

The Audit Committee discussed with the independent auditors matters required to be discussed by Statement on Auditing Standards No. 61, "Communication with Audit Committees," as amended. In addition, the Company's independent auditors provided to the Audit Committee the written disclosures required by the Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," and the Audit Committee discussed with the independent auditors their independence. The Audit Committee considered whether the independent auditors' provision of non-audit services is compatible with maintaining the independent auditors' independence. The fees to the independent auditors for 2002 were as follows:

Audit fees, excluding audit related fees	$ 68,475
Financial information systems design and implementation fees(1)	$ 0
All other fees:	
Audit related fees(2)	2,550
Other non-audit services(3)	16,930
Total all other fees	$ 19,480

(1) Financial information systems design and implementation consists of consulting for enterprise-wide financial information systems.

(2) Audit related fees consisted primarily of acquisition audit and due diligence assistance related to the purchase of The Picker Institute business.

(3) Other non-audit fees consisted of tax compliance services.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board has approved) that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, for filing with the SEC.

This report shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and shall not otherwise be deemed filed under such Acts.

AUDIT COMMITTEE

Paul C. Schorr III, Chairperson
JoAnn M. Martin
John N. Nunnelly

PRINCIPAL SHAREHOLDERS

Management and Directors

The following table sets forth certain information regarding the beneficial ownership of Common Stock as of March 14, 2003 by: (i) each director and nominee; (ii) each of the executive officers named in the Summary Compensation Table set forth below; and (iii) all of the directors, nominees and executive officers (including the executive officers named in the Summary Compensation Table) as a group. Except as otherwise indicated in the footnotes, each of the holders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percent of Common Stock Beneficially Owned
Michael D. Hays(1)	4,845,381	66.8%
Patrick E. Beans	81,697(2)(6)	1.3%
Jona S. Raasch	79,518(3)(6)	1.2%
John N. Nunnelly	9,800(6)	*
Joseph W. Carmichael	6,410(6)	*
Paul C. Schorr III	6,000(4)(6)	*
JoAnn M. Martin	2,500(5)(6)	*
All directors, nominees and executive officers as a group (7 persons)	5,031,306(6)	69.6%

* Denotes less than 1%.

(1) The address of Michael D. Hays is 1245 "Q" Street, Lincoln, Nebraska 68508.

(2) Includes 1,500 shares held by Mr. Beans as custodian for his minor children and 32,129 shares owned by four trusts for which Mr. Beans is the sole trustee.

(3) Includes 1,000 shares owned by Ms. Raasch's husband, 1,350 shares held by Ms. Raasch as power of attorney for her father and 100 shares owned by Ms. Raasch's minor children.

(4) Includes 1,000 shares owned by The Schorr Family Company, Inc., which Mr. Schorr manages.

(5) Includes 1,500 shares owned jointly by Ms. Martin and her husband.

(6) Includes shares of Common Stock that may be purchased under stock options which are currently exercisable or exercisable within 60 days of March 14, 2003, as follows: Mr. Beans, 13,393 shares; Ms. Raasch, 10,978 shares; Mr. Schorr, 5,000 shares; Mr. Nunnelly, 5,000 shares; Mr. Carmichael 3,571 shares; Ms. Martin, 1,000 shares; and all directors, nominees and executive officers as a group, 38,942 shares.

Other Beneficial Owners

The following table sets forth certain information regarding beneficial ownership by the only other persons known to the Company to own more than 5% of the outstanding Common Stock. The beneficial ownership information set forth below has been reported in filings made by the beneficial owners with the Securities and Exchange Commission.

	Amount and Nature of Beneficial Ownership					
	Voting Power		Investment Power			
Name and Address of Beneficial Owner	Sole	Shared	Sole	Shared	Aggregate	Percent of Class
Cannell Capital LLC (1) 150 California Street, Fifth Floor San Francisco, CA 94111	-0-	691,400	-0-	691,400	691,400	9.5%

(1) Represents a joint filing by Cannell Capital LLC and the following affiliates of Cannell Capital LLC: J. Carlo Cannell; The Anegada Fund Limited; The Cattyhunk Fund Limited; Tonga Partners, L.P.; GS Cannell Portfolio, LLC; Pleiades Investment Partners, L.P.; and George S. Sarlo 1995 Charitable Remainder Trust.

EXECUTIVE COMPENSATION

Summary Compensation Information

The following table sets forth certain information concerning the compensation earned in each of the last three fiscal years by the Company's Chief Executive Officer and each of the Company's three other most highly compensated executive officers whose total cash compensation exceeded $100,000 in the fiscal year ended December 31, 2002. The persons named in the table are sometimes referred to herein as the "named executive officers."

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation		All Other Compensation ($)
					Awards	Payouts	
		Salary($)	Bonus($)	Other Annual Compensation ($)(1)	Securities Underlying Stock Options(#)	Long-Term Incentive Compensation Payouts($)	
Michael D. Hays	2002	$140,000	$ --	--	--	--	$1,523(2)
President and Chief	2001	140,000	26,250	--	--	--	1,523(2)
Executive Officer	2000	140,000	43,750	--	--	--	1,523(2)
Jona S. Raasch	2002	125,000	--	--	--	--	--
Vice President and Chief	2001	120,000	22,500	--	10,435	--	--
Operations Officer	2000	120,000	37,500	--	--	--	--
Joseph W. Carmichael	2002	120,000	--	--	--	--	--
Senior Vice President	2001	100,000	16,875	--	10,714	--	--
	2002	100,000	16,875	--	--	--	--
Patrick E. Beans	2002	115,000	--	--	--	--	--
Vice President, Treasurer	2001	100,000	16,875	--	6,429	--	--
and Chief Financial Officer	2000	100,000	28,125	--	--	--	--

---

(1) Certain personal benefits provided by the Company to the named executive officers are not included in the table. The aggregate amount of such personal benefits for each named executive officer in each year reflected in the table did not exceed the lesser of $50,000 or 10% of the sum of such officer's salary and bonus in each respective year.

(2) Premiums for disability insurance paid by the Company for the benefit of Mr. Hays.

Stock Options

The Company has in effect the 2001 Equity Incentive Plan, pursuant to which options to purchase Common Stock may be granted to associates (i.e., employees) of the Company, including officers and associate-directors, and the 1997 Equity Incentive Plan, pursuant to which no additional stock option may be granted. The Company did not grant any stock options to any named executive officer in 2002.

The following table sets forth information regarding the exercise of stock options by the named executive officers during 2002 and the year-end value of unexercised options held by such persons. Mr. Hays did not hold any options to acquire Common Stock as of December 31, 2002 and is accordingly not reflected in the table.

Aggregated Option Exercises in 2002
Fiscal Year and Fiscal Year-End Option Values

	Shares Acquired on Exercise (#)	Value Realized($)(1)	Number of Securities Underlying Unexercised Options at Fiscal Year-End(#)		Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Jona S. Raasch..........	--	--	10,978	6,957	$66,295	$10,415
Patrick E. Beans	--	--	13,393	4,286	$53,524	$25,602
Joseph W. Carmichael	2,439	$7,419	3,571	7,143	$18,676	$37,358

(1) The dollar values are calculated by determining the difference between the fair market value of the underlying Common Stock and the exercise price of the options at exercise or fiscal year-end, respectively.

Report on Executive Compensation

The Compensation Committee of the Board is responsible for all aspects of the Company's compensation package offered to its corporate officers, including the named executive officers. The following report was prepared by members of the Compensation Committee.

The Company's executive compensation program is designed to promote a strong, direct relationship between performance (on both a Company and individual level) and compensation and to base compensation on the Company's quarterly, annual and long-term performance goals by rewarding above-average corporate performance and recognizing individual initiative and achievement. The Company has developed an overall compensation strategy and specific compensation plans that are intended to be an effective tool for fostering the creation of shareholder value and the execution of the Company's business plan. The overall objectives of this strategy are to make executive compensation generally competitive, with a substantial portion of such compensation contingent upon Company and individual performance, and to encourage equity ownership by the Company's executive officers so that their interests are closely aligned with the interests of shareholders.

During 1996, the Company retained a nationally-recognized compensation consultant to advise it with respect to compensation issues. The first step in the overall review of executive compensation was an analysis of the duties and responsibilities of each Company executive. Subsequently, the Company's consultant compared the compensation for each Company executive with general market data for individuals with comparable job responsibilities. The Company's consultant summarized its conclusions on Company executive compensation in a report finalized in late 1997. The results of this study have provided, and will continue to provide in 2003, the framework for determining compensation for executives of the Company.

The key elements of the Company's executive compensation program consist of base salary, annual bonus and stock options, which, based on the Company's consultant's recommendations and the Compensation Committee's judgment, approximate, depending on the attainment of certain revenue and profitability levels, the following percentages of aggregate compensation: base salary, 100% to 50%; annual bonus, 0% to 25%; and stock options, 0% to 25%; respectively. A general description of the elements of the Company's compensation program, including the bases for the compensation awarded to the Company's Chief Executive Officer for 2002, are discussed below.

Base Salary. Base salaries are initially determined by evaluating the responsibilities of the position, the experience and contributions of the individual and the salaries for comparable positions in the competitive marketplace. Base salary levels for the Company's executive officers are generally positioned within the range for comparable positions in companies of similar size offering similar services. While the Company believes it offers competitive base salaries, the Company attempts to keep executive base salary increases as low as possible in order to limit the Company's exposure if performance targets are not met.

Annual Bonus. The Company's executive officers are eligible for annual cash bonus awards under the Company's incentive compensation program. Under this program, Company and individual performance objectives are established at the beginning of each year. Company performance objectives are based on the Company obtaining certain levels of revenues and/or net profits. Individual performance objectives are oriented to long-term objectives of the Company, with stated goals and activities to achieve those objectives specified for each individual.

Stock Options. The 2001 Equity Incentive Plan is designed to encourage and create ownership of Common Stock by key executives, thereby promoting a close identity of interests between the Company's management and its shareholders. The 2001 Equity Incentive Plan is also designed to motivate and reward executives for long-term strategic management and the enhancement of shareholder value. The Compensation Committee has determined that stock option grants to the Company's associates, including key executive officers, are consistent with the Company's best interest and the Company's overall compensation program.

Stock options are granted with an exercise price equal to the market value of the Common Stock on the date of grant. Vesting schedules are designed to encourage the creation of shareholder value over the long-term since the full benefit of the compensation package cannot be realized unless stock price appreciation occurs over a number of years and the executive remains in the Company's employ.

The Compensation Committee has not, and does not intend to, grant stock options to key executive officers based upon individual performance criteria for 2002. See above under "--Stock Options."

Chief Executive Officer Compensation. During 2002, the Company's Chief Executive Officer, Michael D. Hays, was paid a salary of $140,000 and was not awarded any bonus. In evaluating Mr. Hays' performance during 2002, the Compensation Committee considered the Company's overall financial performance and the achievement of long-term objectives of the Company.

Section 162 (m) Limitation. The Company anticipates that all 2003 compensation to executives will be fully deductible under Section 162(m) of the Internal Revenue Code. Therefore, the Company determined that a policy with respect to qualifying compensation paid to executive officers for deductibility is not necessary.

NATIONAL RESEARCH CORPORATION
COMPENSATION COMMITTEE

JoAnn M. Martin, Chairperson
John N. Nunnelly
Paul C. Schorr III

PERFORMANCE INFORMATION

The following graph compares on a cumulative basis changes since December 31, 1997 in (a) the total shareholder return on the Common Stock with (b) the total return on the Nasdaq Stock Market (U.S.) Index and (c) the total return on the Russell 2000 Index. Such changes have been measured by dividing (a) the sum of (i) the amount of dividends for the measurement period, assuming dividend reinvestment, and (ii) the difference between the price per share at the end of and the beginning of the measurement period, by (b) the price per share at the beginning of the measurement period. The graph assumes $100 was invested on December 31, 1997 in Common Stock, the Nasdaq Stock Market (U.S.) Index and the Russell 2000 Index.

The Russell 2000 Index is an index of companies with market capitalizations similar to the Company. The Company has selected this index because, at this time, the Company does not believe it can reasonably identify a peer group for comparison. The Company believes that an index of companies with similar market capitalizations provides a reasonable basis for comparing total shareholder returns.


NATIONAL RESEARCH CORPORATION
NASDAQ STOCK MARKET (U.S.) INDEX
RUSSELL 2000 INDEX
$300
$250
$200
$150
$100
$50
$0
12/31/97
12/31/98
12/31/99
12/31/00
12/31/01
12/31/02

	December 31, 1997	December 31, 1998	December 31, 1999	December 31, 2000	December 31, 2001	December 31, 2002
NATIONAL RESEARCH CORPORATION	$100	$71.70	$60.38	$60.38	$94.49	$142.31
NASDAQ STOCK MARKET (U.S.) INDEX	100	140.99	261.48	157.42	124.89	86.33
RUSSELL 2000 INDEX	100	97.45	118.17	114.60	117.45	93.39

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers to file reports concerning their ownership of Company equity securities with the Securities and Exchange Commission and the Company. Based solely upon information provided to the Company by individual directors and executive officers, the Company believes that, during the fiscal year ended December 31, 2002, all of its directors and executive officers complied with the Section 16(a) filing requirements.

MISCELLANEOUS

Independent Auditors

KPMG LLP acted as the independent auditors for the Company in 2002 and it is anticipated that such firm will be similarly appointed to act in 2003. Representatives of KPMG LLP are expected to be present at the Annual Meeting with the opportunity to make a statement if they so desire. Such representatives are also expected to be available to respond to appropriate questions.

Shareholder Proposals

Proposals which shareholders of the Company intend to present at and have included in the Company's proxy statement for the 2004 annual meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), must be received by the Company by the close of business on December 6, 2003. In addition, a shareholder who otherwise intends to present business at the 2004 annual meeting (including, nominating persons for election as directors) must comply with the requirements set forth in the Company's By-Laws. Among other things, to bring business before an annual meeting, a shareholder must give written notice thereof, complying with the By-Laws, to the Secretary of the Company not less than 60 days and not more than 90 days prior to the second Wednesday in the month of April (subject to certain exceptions if the annual meeting is advanced or delayed a certain number of days). Under the By-Laws, if the Company does not receive notice of a shareholder proposal submitted otherwise than pursuant to Rule 14a-8 (*i.e.*, proposals shareholders intend to present at the 2004 annual meeting but do not intend to include in the Company's proxy statement for such meeting) prior to February 14, 2004, then the notice will be considered untimely and the Company will not be required to present such proposal at the 2004 annual meeting. If the Board chooses to present such proposal at the 2004 annual meeting, then the persons named in proxies solicited by the Board for the 2004 annual meeting may exercise discretionary voting power with respect to such proposal.

Other Matters

The cost of soliciting proxies will be borne by the Company. In addition to soliciting proxies by mail, proxies may be solicited personally and by telephone by certain officers and regular associates of the Company. The Company will reimburse brokers and other nominees for their reasonable expenses in communicating with the persons for whom they hold Common Stock.

Pursuant to the rules of the Securities and Exchange Commission, services that deliver the Company's communications to shareholders that hold their stock through a bank, broker or other holder of record may deliver to multiple shareholders sharing the same address a single copy of the Company's annual report to shareholders and proxy statement. Upon written or oral request, the Company will promptly deliver a separate copy of the annual report to shareholders and/or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered. Shareholders may notify the Company of their requests by calling or writing Patrick E. Beans, Secretary, National Research Corporation, 1245 "Q" Street, Lincoln, Nebraska 68508.

By Order of the Board of Directors
NATIONAL RESEARCH CORPORATION

Patrick E. Beans
Secretary

April 4, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number: 0-29466
National Research Corporation
(Exact name of registrant as specified in its charter)

Wisconsin (State or other jurisdiction of incorporation or organization)	47-0634000 (I.R.S. Employer Identification No.)
1245 "Q" Street Lincoln, Nebraska (Address of principal executive offices)	68508 (Zip code)

Registrant's telephone number, including area code: (402) 475-2525

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Title of Class

Common Stock, $.001 par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).
Yes ☐ No ☒

Aggregate market value of the voting stock held by nonaffiliates of the registrant at June 28, 2002: $15,398,303.

Number of shares of the registrant's common stock outstanding at March 3, 2003: 7,245,110 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2003 Annual Meeting of Shareholders are incorporated by reference into Part III.

PART 1

Item 1. Business

General

National Research Corporation ("NRC" or the "Company") believes it is a leading provider of ongoing survey-based performance measurement, analysis and tracking services to the healthcare industry. The Company believes it has achieved this leadership position based on its over 21 years of industry experience and its relationships with many of the industry's largest payers and providers. The Company addresses the growing need of healthcare providers and payers to measure the care outcomes, specifically satisfaction and health status, of their patients and/or members. NRC has been at the forefront of the industry in developing tools that enable healthcare organizations to obtain service quality information necessary to comply with industry and regulatory standards and to improve their business practices so that they can maximize new member and/or patient attraction, member retention and profitability.

Since its founding 22 years ago as a Nebraska corporation (the Company reincorporated in Wisconsin in September 1997), NRC has focused on the information needs of the healthcare industry. The Company's primary types of information services are renewable performance tracking services, custom research and a renewable syndicated service.

One of the Company's growth strategies has been to expand its client base by pursuing strategic opportunities to acquire other healthcare performance information providers. In June 1998, the Company acquired Healthcare Research Systems, Ltd., an Ohio-based provider of survey-based performance measurement, analysis and tracking services to the healthcare industry. In May 2001, the Company acquired the Picker Institute's healthcare survey business. The Picker Institute's family of patient and employee surveys are highly regarded in the field of healthcare quality assessment and improvement. In March 2003, the Company acquired Smaller World Communications Inc., a Toronto, Ontario, Canada based provider of survey-based performance measurement, analysis and evaluation to the healthcare industry.

While performance data has always been of interest to healthcare providers and payers, such information has become increasingly important to these entities as a result of regulatory, industry and competitive requirements. In recent years, the healthcare industry has been under significant pressure from consumers, employers and the government to reduce costs. However, the same parties that demanded cost reductions are now concerned that healthcare service quality is being compromised under managed care. This concern has created a demand for consistent, objective performance information by which healthcare providers and payers can be measured and compared and on which physicians' compensation can, in part, be based.

The NRC Solution

The Company addresses healthcare organizations' growing need to track their performance at the enterprise-wide, departmental and physician/caregiver levels. The Company has been at the forefront of the industry in developing tools that enable its clients to collect, in an unobtrusive manner, a substantial amount of comparative service quality information in order to analyze and improve their practices to maximize new member and/or patient attraction, member retention and profitability. NRC's performance assessments offer the tangible measurement of health service quality currently demanded by consumers, employers, industry accreditation organizations and lawmakers.

The Company's innovative solutions respond to managed care's redefined relationships among consumers, employers, payers and providers. While many vendors exclusively use static, mass produced questionnaires, NRC also utilizes its dynamic data collection process to create a personalized questionnaire that evaluates service issues specific to each respondent's specific healthcare experience. The flexibility of the Company's data collection process allows healthcare organizations to add timely, market driven questions relevant to matters such as industry performance mandates, employer performance guarantees and internal quality improvement initiatives. In addition, the Company assesses core service factors relevant to all healthcare respondent groups (patients, members, employers, employees, physicians, etc.) and to all service points of a healthcare system (inpatient, emergency room, outpatient, home health, rehabilitation, long-term care, hospice, dental, etc.).

NRC offers renewable performance tracking services, custom research and a renewable syndicated service. The NRC Listening System (the "Listening System") is a renewable performance tracking tool for gathering and analyzing data from survey respondents. The Company has the capacity to measure performance beyond the enterprise-wide level and has the ability and experience to determine key performance indicators at the department and individual physician/caregiver measurement levels, where the Company's services can best guide the efforts of its clients to improve quality and enhance their market position. Additional offerings include functional disease-specific and health status measurement tools. The syndicated NRC Healthcare Market Guide (the "Market Guide"), a stand-alone market information and competitive intelligence source as well as a comparative performance database, allows the Company's clients to assess their performance relative to the industry, to access best practice examples and to utilize competitive information for marketing purposes.

Growth Strategy

The Company believes that it can continue to grow through: (i) expanding the depth and breadth of its current clients' performance tracking programs, since healthcare organizations are increasingly interested in gathering performance information at deeper levels of their organizations and from more of their constituencies, (ii) increasing the cross-selling of its complementary services, (iii) adding new clients through penetrating the sizeable portion of the healthcare industry that is not yet conducting performance assessments beyond the enterprise-wide level or is not yet outsourcing this function and (iv) pursuing acquisitions of, or investments in, firms providing products, services or technologies that complement those of the Company.

Information Services

The Listening System is NRC's state-of-the-art data collection process which provides ongoing, renewable performance tracking. This performance tracking program efficiently coordinates and centralizes an organization's satisfaction monitoring, thereby establishing a uniform methodology and survey instrument needed to obtain valid performance information and improve quality. Using the industry method of mail and/or telephone based data collection, this assessment process monitors satisfaction across healthcare respondent groups (patients, members, employers, employees, physicians, etc.) and service settings (inpatient, emergency room, outpatient, etc.). Rather than be limited to only static, mass produced questionnaires that provide limited flexibility and performance insights, NRC's proprietary software generates individualized questionnaires, which include personalization such as patient name, treating caregiver name, encounter date and, in some cases, the services received. This personalization enhances the response rates and the relevance of performance data. Flexible and responsive to healthcare organizations changing information needs, NRC creates personalized questionnaires that evaluate service issues specific to each respondent's healthcare experience and include questions that address core service factors throughout a healthcare organization.

Unlike most of its competitors, the Company gathers data through one efficient questionnaire, the contents of which are selected from the Company's library of questions after a client's needs are determined, as opposed to multiple questionnaires that often bombard the same respondents. As a result, the Company's renewable performance tracking programs and data collection process (i) realize higher response rates, obtain data more efficiently, and thereby provide healthcare organizations with more feedback, (ii) eliminate over surveying (where one respondent receives multiple surveys) and (iii) allow healthcare organizations to adapt questionnaire content to address management objectives and to assess quality improvement programs or other timely marketplace issues.

Recognizing that performance programs must do more than just measure satisfaction, NRC has developed a one-page reporting format called the NRC Action Plan that provides a basis on which to make improvements. NRC Action Plans show healthcare organizations which service factors their customer groups value, which have the greatest impact on satisfaction levels and how their performance in relationship to these key indicators changes over time. NRC has also developed on-line access to satisfaction performance results, which the Company believes provides NRC's clients the fastest and easiest way to access measurement results. IDEAS, NRC's exclusive web-based electronic delivery system, provides clients the ability to review results and reports on-line, independently analyze data, query data sets, customize some reports and distribute reports electronically.

The Company's renewable nationally syndicated service, the NRC Healthcare Market Guide, serves as a stand-alone market information and competitive intelligence source, as well as a comparative performance database. Conducted by NRC bi-annually from 1988 to 1996 and annually since 1996, the study is the largest consumer-based assessment of hospitals, health plans and physician medical care in the healthcare industry representing the views of one in every 600 households across nearly every county in the continental United States. The Healthcare Market Guide provides name-specific performance information on 3,000 hospitals and 800 health plans nationwide. More than 250 data items relevant to healthcare payors, providers and purchasers are reported in the study, including hospital quality and image ratings, product line preferences, hospital selection factors, health plan market share, household preventative health behaviors, presence of chronic conditions, and contemporary issues such as alternative medicine usage and healthcare Internet utilization. Clients can purchase customized versions specific to their local service areas, with the ability to benchmark performance results to over 150 metro areas, 48 states or nationally. The Healthcare Market Guide is delivered to clients via NRC's exclusive web-based electronic delivery system, called IDEAS, which features easy to use graphs, charts and various reports formats for multiple users within the clients organization. Other features of the web-based system include national name search which allows a healthcare organization with a national or regional presence to simultaneously compare the performance of all its sites and pinpoint where strengths and weaknesses exist. Clients who have renewed to multiple years of the study utilized the system's trending capability which details how the performance of the healthcare organization changes over time. The proprietary Healthcare Market Guide data results are also used to produce reports which are customized to meet the specific information needs of existing clients, as well as new health care markets beyond the Company's traditional client base.

Clients

The Company's ten largest clients accounted for 51%, 50% and 41% of the Company's total revenues in 2002, 2001 and 2000, respectively. A new customer, the U.S. Department of Veterans Affairs, accounted for 18.2% of total revenues in 2002. In addition, HealthSouth Corporation accounted for 8.1%, 11.0% and 12.9% of the Company's revenues in 2002, 2001 and 2000. Recently, HealthSouth became the subject of investigations by several U.S. federal government authorities, including the Department of Justice and the Securities and Exchange Commission.

Sales and Marketing

The Company has generated the majority of its revenues from client renewals, supplemented by its internal marketing efforts and a direct sales force. Sales associates now direct NRC's sales efforts from Nebraska, California, Kansas, Alabama, Virginia and, beginning in 2003, Montreal, Canada. As compared to the typical industry practice of compensating salespeople with relatively high base pay and a relatively small sales commission, NRC compensates its sales associates with relatively low base pay and a relatively high per sale commission. The Company believes this compensation structure provides incentives to its sales associates to surpass sales goals and increases the Company's ability to attract top quality sales associates.

Numerous marketing efforts support the direct sales force's new business generation and project renewal initiatives. NRC conducts an annual direct marketing campaign around scheduled trade shows, including leading industry conferences. NRC uses this lead generation mechanism to track the effectiveness of marketing efforts and add generated leads to its database of current and potential client contacts. Finally, the Company's public relations program includes (i) an ongoing presence in leading industry trade press and in the mainstream press; (ii) public speaking at strategic industry conferences; (iii) fostering relationships with key industry constituencies; and (iv) an annual Consumer Choice award program recognizing top-ranking health systems in approximately 120 markets.

The Company's integrated marketing activities facilitate its ongoing receipt of project requests-for-proposals as well as direct sales force initiated prospect contact. The sales process typically spans a 120-day period encompassing the identification of a healthcare organization's information needs, the education of prospects on NRC solutions (via proposals and in-person sales presentations) and the closing of the sale. The Company's sales cycle varies depending on the particular service being marketed and the size of the potential project.

Competition

The healthcare information and market research industry is highly competitive. The Company has traditionally competed both with healthcare organizations' internal marketing, market research and/or quality improvement departments which create their own performance measurement tools and with relatively small specialty research firms which provide survey-based healthcare market research and/or performance assessment. The Company, to a certain degree, currently competes with, and anticipates that in the future it may increasingly compete with (i) traditional market research firms which are significant providers of survey-based, general market research and (ii) firms which provide services or products that complement healthcare performance assessments, such as healthcare software or information systems. Although only a few of these competitors have to date offered survey-based, healthcare market research that competes directly with the Company's services, many of these competitors have substantially greater financial, information gathering and marketing resources than the Company and could decide to increase their resource commitments to the Company's market. There are relatively few barriers to entry into the Company's market, and the Company expects increased competition in its market, which could adversely affect the Company's operating results through pricing pressure, increased marketing expenditures and market share losses, among other factors. There can be no assurance that the Company will continue to compete successfully against existing or new competitors.

The Company believes the primary competitive factors within its market include quality of service, timeliness of delivery, service uniqueness, credibility of provider, industry experience and price. NRC believes that its industry leadership position, exclusive focus on the healthcare industry, dynamic questionnaire, and syndicated Market Guide, and comparative performance database, and its relationships with leading healthcare payers and providers position the Company to compete in this market.

Intellectual Property and Other Proprietary Rights

The Company's success depends in part upon its data collection processes, research methods, data analysis techniques and internal systems and procedures that it has developed specifically to serve clients in the healthcare industry. The Company has no patents; consequently, it relies on a combination of copyright, trademark and trade secret laws and employee nondisclosure agreements to protect its systems and procedures. There can be no assurance that the steps taken by the Company to protect its rights will be adequate to prevent misappropriation of such rights or that third parties will not independently develop functionally equivalent or superior systems or procedures. The Company believes that its systems and procedures and other proprietary rights do not infringe upon the proprietary rights of third parties. There can be no assurance, however, that third parties will not assert infringement claims against the Company in the future or that any such claims will not result in protracted and costly litigation, regardless of the merits of such claims.

Associates

As of December 31, 2002, the Company employed a total of 88 persons on a full-time basis. In addition, as of such date, the Company had 93 part-time associates primarily in its survey operations, representing approximately 65 full-time equivalent associates. None of the Company's associates are represented by a collective bargaining agreement. The Company considers its relationship with its associates to be good.

Executive Officers of the Registrant

The following table sets forth certain information, as of March 1, 2003, regarding the executive officers of the Company:

Name	Age	Positions
Michael D. Hays	48	President, Chief Executive Officer and Director
Jona S. Raasch	44	Vice President and Chief Operations Officer
Joseph W. Carmichael	39	Senior Vice President
Patrick E. Beans	45	Vice President, Treasurer, Chief Financial Officer, Secretary and Director

Michael D. Hays has served as President and Chief Executive Officer and as a director since he founded the Company in 1981. Prior thereto, Mr. Hays served for seven years as a Vice President and a director of SRI Research Center, Inc. (n/k/a the Gallup Organization).

Jona S. Raasch has served as Vice President and Chief Operations Officer since September 1988. Prior to joining the Company, Ms. Raasch held various positions with A.C. Nielsen Corporation.

Joseph W. Carmichael has served as Senior Vice President since May 2002. Prior to May 2002, Mr. Carmichael held various positions with the Company since April 1983, most recently as Vice President, Research and Technology, from December 1997 to May 2002.

Patrick E. Beans has served as Vice President, Treasurer, Chief Financial Officer and Secretary and as a director since 1997 and as the principal financial officer since he joined the Company in August 1994. From June 1993 until joining the Company, Mr. Beans was the finance director for the Central Interstate Low-Level Radioactive Waste Commission, a five-state compact developing a low-level radioactive waste disposal plan. From 1979 to 1988 and from June 1992 to June 1993, he practiced as a certified public accountant.

Executive officers of the Company are elected by, and serve at the discretion of, the Company's Board of Directors. There are no family relationships between any directors or executive officers of NRC.

Item 2. Properties

The Company's headquarters is located in an owned 47,000 square foot office building in Lincoln, Nebraska. This facility houses all the capabilities necessary for NRC's survey programming, printing and distribution; telephone interviewing; data processing, analysis and report generation; marketing; and corporate administration.

Item 3. Legal Proceedings

The Company is not subject to any material pending litigation.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of the Company's shareholders during the fourth quarter of the Company's 2002 fiscal year.

Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters

The Company's Common Stock, $.001 par value ("Common Stock"), is traded on the Nasdaq National Market under the symbol "NRCI." The following table sets forth the range of high and low closing sales prices for the Common Stock for the period from January 1, 2001 through December 31, 2002:

	High	Low
First quarter ended March 31, 2001	$5.25	$3.50
Second quarter ended June 30, 2001	$6.25	$3.50
Third quarter ended September 30, 2001	$6.35	$5.37
Fourth quarter ended December 31, 2001	$8.00	$4.95
First quarter ended March 31, 2002	$9.00	$6.25
Second quarter ended June 30, 2002	$8.00	$6.75
Third quarter ended September 30, 2002	$7.70	$5.85
Fourth quarter ended December 31, 2002	$9.43	$6.02

On March 14, 2003, there were approximately 27 shareholders of record and approximately 500 beneficial owners for the Common Stock.

The Company does not intend to pay any cash dividends on its Common Stock in the foreseeable future. The Company intends to retain all of its future earnings for use in the expansion and operation of its business. Any future determination to pay cash dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's results of operations, financial condition, contractual restrictions and such other factors deemed relevant by the Board of Directors.

Item 6. Selected Financial Data

The selected statement of income data for the years ended December 31, 2002, 2001 and 2000 and the balance sheet data at December 31, 2002 and 2001 are derived from, and are qualified by reference to, the audited financial statements of the Company included elsewhere in this Annual Report on Form 10-K. The selected statement of income data for the years ended December 31, 1999 and 1998 and the balance sheet data at December 31, 2000, 1999 and 1998 are derived from audited financial statements not included herein.

	Year Ended December 31,				
	2002 (1)	2001	2000	1999	1998
	(In thousands, except per share data)				
Statement of Income Data:					
Revenues	$ 22,387	$ 17,674	$ 18,316	$ 18,184	$ 17,665
Operating expenses:					
Direct expenses	9,556	8,059	9,120	11,133	9,422
Selling, general and administrative	4,737	4,985	4,602	4,177	4,843
Depreciation and amortization	1,675	1,917	1,269	817	426
Acquired-in-process research and development	-	-	-	-	2,737
Cost of closing duplicate facilities and severance charges	-	-	-	364	304
Total operating expenses	15,968	14,961	14,991	16,491	17,732
Operating income (loss)	6,419	2,713	3,325	1,693	(67)
Other income (expenses)	(258)	(89)	531	530	849
Income before income taxes	6,161	2,624	3,856	2,223	782
Provision for income taxes	2,311	954	1,139	748	321
Net income	$ 3,850	$ 1,670	$ 2,717	$ 1,475	$ 461
Net income per share – basic and diluted	$ 0.54	$ 0.24	$ 0.39	$ 0.21	$ 0.06
Weighted average shares outstanding – basic	7,163	7,053	7,019	7,054	7,283
Weighted average shares outstanding – diluted	7,193	7,089	7,025	7,056	7,301

	December 31,				
	2002	2001	2000	1999	1998
	(In thousands)				
Balance Sheet Data:					
Working capital	$ 12,919	$ 7,260	$ 8,342	$ 5,246	$ 8,954
Total assets	38,832	33,772	31,637	29,256	26,279
Total debt, including current portion	5,176	5,302	5,430	3,619	105
Total shareholders' equity	28,018	23,353	21,382	18,566	17,435

(1) On January 1, 2002, the Company adopted the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets,* and ceased amortizing goodwill and other non-amortizable intangible assets. If the Company had not amortized goodwill and other non-amortizable intangible assets during the four years ended December 31, 2001, net income would have been \$2.00 million in 2001, \$2.89 million in 2000, \$1.66 million in 1999 and \$526,000 in 1998.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Special Note Regarding Forward-Looking Statements

Certain matters discussed below in this Annual Report on Form 10-K are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement includes phrases such as the Company "believes," "expects" or other words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forwarding-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which could cause actual results or outcomes to differ materially from those currently anticipated. Factors that could affect actual results or outcomes include, without limitation, the Company's reliance on a limited number of key clients for a substantial portion of its revenues, the Company's dependence on performance tracking contract renewals, fluctuations in the Company's operating results related to the Market Guide, increased competition, changes in conditions affecting the healthcare industry, the Company's ability to manage its growth and to successfully integrate any possible future acquisitions and the Company's ability to provide timely and accurate performance tracking and market research to its clients. Shareholders, potential investors and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included are only made as of the date of this Annual Report on Form 10-K and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

Overview and Critical Accounting Policies

The Company believes it is a leading provider of ongoing survey-based performance measurement, analysis and tracking services to the healthcare industry. The Company's primary types of information services are renewable performance tracking services, custom research and a renewable syndicated service.

The Company believes its critical accounting policies are:

- Revenue recognition;
- Valuation of long-lived assets; and
- Valuation of goodwill and identifiable intangible assets.

Revenue Recognition

The Company's renewable performance tracking service, the Listening System, is a performance tracking tool for gathering and analyzing data from survey respondents. Such services are provided pursuant to contracts which are generally renewable annually and that provide for a customer specific study which is conducted via a series of surveys and delivered via a series of updates or reports, the timing and frequency of which vary by contract (such as monthly or weekly). These contracts are generally cancelable on short or no notice without penalty and, since progress on these contracts can be tracked and regular updates and reports are made, clients are entitled to any work-in-process but are obligated to pay for all services performed through cancellation. Typically, these contracts are fixed fee arrangements and a portion of the project fee is billed in advance, and the remainder is billed periodically over the duration of the project. The Company conducts custom research which measures and monitors market issues specific to individual healthcare organizations. The majority of the Company's custom research is performed under contracts which provide for advance billing of 65% of the total project fee with the remainder due upon delivery. Revenues and direct expenses for the Company's renewable performance tracking services and custom research are recognized on a percentage of completion basis.

Significant management judgments and estimates must be made and used in connection with revenue recognized using the percentage of completion accounting method. If management made different judgements and estimates, then the amount and timing of revenue for any period could differ materially from the reported revenue. The underlying assumptions and judgments that are the most critical to this policy include the estimated progress to date and the estimated costs required to complete the work required under individual customer contracts. The Company uses cost-to-cost methodology, which effectively is based on output measures, in applying the percentage of completion method of accounting. Consequently, the accuracy of estimates may be most sensitive to the Company's ability to efficiently utilize its human resources and the availability and cost of human resources. The Company's estimates are also sensitive, to a lesser degree, to the costs of postage, telephone and related communications and information technology.

The Company's renewable nationally syndicated service, the Market Guide, serves as a stand-alone market information and competitive intelligence source as well as a comparative performance database. Published by NRC bi-annually from 1988 to 1996 and annually since 1996, this survey is a comprehensive consumer-based healthcare assessment. Market Guide services are generally provided pursuant to contracts which have durations of four to six months and that provide for the receipt of survey results that are customized to meet an individual client's specific information needs. Typically, these contracts are not cancelable by clients, clients receive no rights in the comprehensive healthcare database which results from this survey, other than the right to use the customized reports purchased pursuant thereto, and amounts due for the Market Guide are billed prior to or at delivery. The Company recognizes revenue when the Market Guides are delivered to customers pursuant to their contracts, typically in the third quarter of the year. Substantially all of the related costs are deferred and subsequently charged to direct expenses contemporaneously with the recognition of the revenue. The Company generally has some incidental sales of the Market Guide subsequent to completion of each edition. Revenues and marginal expenses related to such incidental sales are recognized upon delivery. The profit margin earned on such revenues is generally higher than that earned on revenues realized from customers under contract at the time of delivery. As a result, the Company's margins vary throughout the year. The Company's revenue recognition policy for the Market Guide is not sensitive to significant estimates and judgments.

Valuation of Long-Lived Assets

In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. The Company adopted the provisions of SFAS No. 144 effective January 1, 2002. Under this standard, the Company monitors events and changes in circumstances that may require the Company to review the carrying value of its long-lived assets. The Company assesses the recoverability of its long-lived assets based on estimated undiscounted future operating cash flows. The assessment of the recoverability of long-lived assets will be impacted if estimated future operating cash flows are not achieved.

The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Management believes the following circumstances are important indicators of potential impairment of such assets and as a result they may trigger an impairment review:

- Significant underperformance in comparison to historical or projected operating results;
- Significant changes in the manner or use of acquired assets or the Company's overall strategy;

- Significant negative trends in the Company's industry or the overall economy;

- A significant decline in the market price for the Company's common stock for a sustained period; and

- The Company's market capitalization falling below the book value of the Company's net assets.

Valuation of Goodwill and Other Intangible Assets

Goodwill represents the difference between the purchase price paid in acquisitions, using the purchase method of accounting, and the fair value of the net assets acquired.

The Company adopted the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets,* as of January 1, 2002. As a result of the adoption of this standard, the Company stopped amortizing goodwill effective January 1, 2002, and did not record any goodwill amortization expense in the Statement of Income for the year ended December 31, 2002. Furthermore, the Company will not record such amortization in future years.

All of the Company's goodwill is allocated to one reporting unit, the healthcare survey business. During 2002, the Company completed its transitional evaluation of the recoverability of goodwill as of January 1, 2002, using the fair value methodology in SFAS No. 142. The Company's analysis did not result in the recognition of an impairment loss on goodwill as of January 1, 2002.

As of December 31, 2002, the Company has goodwill of $7.9 million. At least annually (or more frequently as changes in circumstance indicate) the Company will evaluate the estimated fair value of the Company's goodwill. On these evaluation dates, to the extent that the carrying value of the net assets of the Company's reporting unit having goodwill is greater than the estimated fair value, impairment charges will be recorded.

Results of Operations

The following table sets forth, for the periods indicated, selected financial information derived from the Company's financial statements, expressed as a percentage of total revenues and the percentage change in such items versus the prior comparable period. The trends illustrated in the following table may not necessarily be indicative of future results. The discussion that follows the table should be read in conjunction with the Company's financial statements.

	Percentage of Total Revenues Year Ended December 31,			Percentage Increase (Decrease)	
	2002	2001	2000	2002 over 2001	2001 over 2000
Revenues	100.0%	100.0%	100.0%	26.7%	(3.5)%
Operating expenses:					
Direct expenses	42.7	45.6	49.8	18.6	(11.6)
Selling, general and administrative	21.1	28.2	25.1	(5.0)	8.3
Depreciation and amortization (1)	7.5	10.8	6.9	(12.6)	50.1
Total operating expenses	71.3	84.6	81.8	6.7	--
Operating income	28.7%	15.4%	18.2%	136.6%	(18.4)%

(1) During 2002, the Company adopted the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*, and ceased amortizing goodwill.

Year Ended December 31, 2002, Compared to Year Ended December 31, 2001

Total revenues. Total revenues increased 26.7% in 2002 to $22.4 million from $17.7 million in 2001. The increase was primarily due to the addition of new clients, including a major contract signed in January 2002 with the U.S. Department of Veteran Affairs.

Direct expenses. Direct expenses increased 18.6% to $9.6 million in 2002 from $8.1 million in 2001. The increase in direct expenses in 2002 was due primarily to increases in printing and postage expense of $1.3 million, fieldwork expenses of $374,000, miscellaneous other costs and travel of $81,000, computer equipment expenses of $74,000, and rent and maintenance costs of $27,000. These increases were partially offset by decreases in labor and payroll expenses of $320,000 and telephone expenses of $41,000. Direct expenses decreased as a percentage of total revenues to 42.7% in 2002 from 45.6% during 2001 primarily due to the use of the new software for creating and processing surveys. In 2003, direct expenses as a percentage of total revenues are expected to remain at levels similar to 2002.

Selling, general and administrative expenses. Selling, general and administrative expenses decreased 5.0% to $4.7 million in 2002 from $5.0 million in 2001. This was primarily due to decreases in legal and consulting fees of $627,000 (incurred primarily in connection with the legal proceeding discussed in Item 3 of the Company's Annual Report on Form 10-K for the year ended December 31, 2001), office expenses of $63,000 and taxes (other than income taxes) of $11,000. These decreases were partially offset by increases in salary and benefit expenses of $235,000, marketing expenses of $165,000 and contract services of $66,000. Selling, general and administrative expenses decreased as a percentage of total revenues to 21.1% in 2002 from 28.2% in 2001 mainly due to the reduction in legal fees. In 2003, selling, general and administrative expenses as a percentage of total revenues are expected to remain at levels similar to 2002.

Depreciation and amortization. Depreciation and amortization expenses decreased 12.6% to $1.7 million in 2002 from $1.9 million in 2001. The decrease is primarily due to the adoption of SFAS No. 142 on January 1, 2002. In connection with the adoption of SFAS No. 142, the Company ceased amortizing goodwill and certain other intangible assets. The year 2001 included $500,000 for amortization of certain intangible assets no longer subject to amortization. The decrease in amortization was partially offset by additional depreciation in 2002 of software, computer equipment and production equipment. Depreciation and amortization expenses decreased as a percentage of total revenues to 7.5% in 2002 from 10.8% in 2001. Depreciation and amortization expenses as a percent of total revenues are expected to decrease slightly in 2003 as compared to 2002.

Provision for income taxes. The provision for income taxes totaled $2.3 million (37.5% effective tax rate) for 2002 compared to $1.0 million (36.4% effective tax rate) for 2001. The effective tax rate was lower in 2001 due to differences in state income taxes.

Year Ended December 31, 2001, Compared to Year Ended December 31, 2000

Total revenues. Total revenues decreased 3.5% in 2001 to $17.7 million from $18.3 million in 2000. The decrease was primarily due to $2.1 million of revenue on lower margin contracts performed for certain customers during 2000 that did not reoccur during 2001. The decrease was partially offset by additional revenues from the Picker acquisition of approximately $1.0 million, the addition of new clients and, to a lesser extent, an increase in scope of work from existing clients.

Direct expenses. Direct expenses decreased 11.6% to $8.1 million in 2001 from $9.1 million in 2000. This was due primarily to decreases in labor and payroll expenses of $1.1 million, telephone expenses of $132,000, rent and maintenance costs of $130,000, and computer equipment expenses of $119,000. These decreases were partially offset by increases in printing and postage expense of $244,000 and fieldwork expenses of $38,000. Direct expenses decreased as a percentage of total revenues to 45.6% in 2001 from 49.8% during 2000 primarily due to the use of the new software for creating and processing surveys.

Selling, general and administrative expenses. Selling, general and administrative expenses increased 8.3% to $5 million in 2001 from $4.6 million in 2000. This was primarily due to increases in legal and consulting fees of $1 million (incurred primarily in connection with the legal proceeding discussed in Item 3 of the Company's Annual Report on Form 10-K for the year ended December 31, 2001), taxes (other than income taxes) of $127,000 and contract services of $117,000. These increases were partially offset by decreases in salary and benefit expenses of $308,000 and product development expenses of $135,000. Selling, general and administrative expenses increased as a percentage of total revenues to 28.2% in 2001 from 25.1% in 2000 mainly due to legal fees. Excluding legal and consulting fees, selling, general and administrative expenses were 22.7% of revenues in 2001 and 24.9% of revenues in 2000.

Depreciation and amortization. Depreciation and amortization expenses increased 50.1% to $1.9 million in 2001 from $1.3 million in 2000. The increase is primarily due to the internal development of software and the May 2001 acquisition of the Picker Institute's healthcare survey business. Depreciation and amortization expenses increased as a percentage of total revenues to 10.8% in 2001 from 6.9% in 2000.

Provision for income taxes. The provision for income taxes totaled $1.0 million (36.4% effective tax rate) for 2001 compared to $1.1 million (29.5% effective tax rate) for 2000. The effective tax rate was lower in 2000 due to certain nonrecurring federal income tax credits.

Liquidity and Capital Resources

The Company's principal source of funds has been cash flow from its operations. The Company's cash flow has been sufficient to provide funds for working capital and capital expenditures, other than expenditures related to the Company's building, which were paid, in part, from the proceeds of borrowings or the sales of securities available-for-sale.

As of December 31, 2002, the Company had cash and cash equivalents of $991,000 and working capital of $12.9 million.

During 2002, the Company generated $4.3 million of net cash from operating activities as compared to $3.1 million and $2.0 million of net cash generated during 2001 and 2000, respectively. The increase in operating cash flow was due, in part, to an increase in billings in excess of revenues earned and an increase in income taxes payable. These increases were partially offset by increases in trade accounts receivables and unbilled revenues and a decrease in accounts payable.

Net cash used in investing activities was $4.9 million for 2002, $5.4 million for 2001, and $1.9 million for 2000. The 2002 net cash used in investing activities was primarily due to the investment of $1.5 million in furniture, computer equipment, software and production equipment to support the expansion of the Company's business and an increase of the net purchases of securities available-for-sale over the proceeds from the maturities of securities of $3.3 million. The 2001 increase in cash used in investing activities was primarily due to the $3.8 million acquisition of the Picker Institute's healthcare survey business and an investment of $1.5 million for the renovation of the Company's new building and the purchase of furniture, computer equipment and software. The 2000 use of cash was primarily a result of an investment of $6.2 million in the renovation of the Company's new building and the purchase of furniture, computer equipment and software. These uses of cash were partially offset by a decrease in investments available-for-sale of $3.3 million. The Company's investments available-for-sale consist principally of United States government securities with maturities of three years or less.

Net cash provided by financing activities was $473,000 for 2002, compared to $133,000 for 2001 and $1.9 million in 2000. The 2002 cash provided was primarily from the $692,000 of proceeds from issuance of common stock through the exercise of stock options. The 2001 cash provided was primarily from the $261,000 of proceeds from issuance of common stock through the exercise of stock options. The 2000 cash provided was primarily from additional borrowings of $1.8 million for the financing to renovate the Company's new office building and the $113,000 proceeds from issuance of common stock through the exercise of stock options.

On March 17, 2003, the Company purchased the stock of Smaller World Communications Inc., a Toronto, Canada based company, for $950,000 in cash, plus additional contingent consideration, as discussed below. The Company has budgeted approximately $1,000,000 for additional expenditures in 2003 to be funded through cash generated from operations. The Company expects that the additional capital expenditures during 2003 will be primarily for computer hardware and software, production equipment and furniture.

The Company typically bills clients for performance tracking and custom research projects before they have been completed. Billed amounts are recorded as billings in excess of revenues earned, or deferred revenue, on the Company's financial statements and are recognized as income when earned. As of December 31, 2002 and 2001, the Company had $3.3 million and $2.7 million of deferred revenues, respectively. In addition, when work is performed in advance of billing, the Company records this work as revenues earned in excess of billings, or unbilled revenue. At December 31, 2002 and 2001, the Company had $1.9 million and $1.7 million of unbilled revenues, respectively. Substantially all deferred and unbilled revenues will be earned and billed, respectively, within 12 months of the respective period ends.

As of December 31, 2002, the Company had obligations to make cash payments in the following amounts in the future:

Contractual Obligations	Total Payments	Payments Due During 2003-2004	2005-2006	After 2006
Long Term Debt	$5,175,997	$280,880	$341,866	$4,553,251
Purchase Obligations (see below)	--	--	--	--
Operating Leases	633,673	410,364	223,309	--
Total Contractual Cash Obligations	$5,809,670	$691,244	$565,175	$4,553,251

The Company generally does not make unconditional, non-cancelable purchase commitments. The Company enters into purchase orders in the normal course of business, but these purchase obligations do not exceed one year.

The purchase price for Smaller World Communications includes two additional scheduled payments of additional purchase price in 2006 and 2008. The minimum aggregate payments will be $407,000 and the maximum aggregate payments could be $1,171,000, based upon certain revenue goals.

Stock Repurchase Program

In April 1999, the Board of Directors of the Company authorized the repurchase of an additional 150,000 shares of Common Stock in the open market or in privately negotiated transitions. As of December 31, 2002, 70,500 shares have been repurchased under that authorization.

Accounting Pronouncements

In June 2001, FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations.* SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. The Company is required to adopt SFAS No. 143 on January 1, 2003. The Company has not yet determined the effect of the adoption of SFAS No. 143, but it is not expected to have a material effect on the Company's financial statements.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity.* The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 is not expected to have a material effect on the Company's financial statements.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123.* This Statement amends FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to the financial statements.

In October 2002, the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board reached a consensus on the accounting for revenues in transactions that involve multiple deliverables in EITF Issue 00-21. The guidance governs how to identify whether goods or services or both, that are to be delivered separately in a bundled sales arrangement, should be accounted for separately. This guidance is effective for fiscal years beginning after December 15, 2003, so the Company expects to adopt the guidance in its financial statements for the quarter ended March 31, 2004. The Company has not yet determined the impact of this consensus on its financial statements.

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are not expected to have any effect on the Company's financial statements.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.* This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The application of this Interpretation is not expected to have any effect on the Company's financial statements.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

The impact of financial market risk exposure to the Company is not significant. The Company's primary financial market risk exposure consists of interest rate risk related to interest income from the Company's investments in United States government securities with maturities of three years or less. The Company has invested and expects to continue to invest a substantial portion of its excess cash in such securities. See Note 3 to the Company's financial statements. Generally, if the overall average return on such securities decreased .5% from the average return during the year ended December 31, 2002 and 2001, then the Company's interest income would have decreased, and pre-tax income would have decreased approximately $50,000 and $34,000, respectively. These amounts were determined by considering the impact of a hypothetical change in interest rates on the Company's interest income.

Item 8. Financial Statements and Supplementary Data

Quarterly Financial Data (Unaudited)

Selected unaudited quarterly financial information for the fiscal years ended December 31, 2002 and 2001 is as follows (in thousands, except per share data):

	Quarter Ended							
	Dec. 31, 2002	Sept. 30, 2002	June 30, 2002	Mar. 31, 2002	Dec. 31, 2001	Sept. 30, 2001	June 30, 2001	Mar. 31, 2001
Revenues	$ 6,222	$ 7,317	$ 4,800	$ 4,048	$ 4,111	$ 6,105	$ 3,368	$ 4,090
Direct expenses	2,593	3,388	1,780	1,795	1,736	2,689	1,658	1,976
Selling, general and administrative	1,175	1,200	1,088	1,274	1,468	1,384	1,167	966
Depreciation and amortization	451	401	418	405	540	509	465	403
Operating income	2,003	2,328	1,514	574	367	1,523	78	745
Other income (expense)	(33)	(47)	(70)	(108)	(53)	(41)	(12)	17
Provision for income taxes	735	854	549	173	122	550	23	259
Net income	$ 1,235	$ 1,427	$ 895	$ 293	$ 192	$ 932	$ 43	$ 503
Net income per share – basic and diluted	$ 0.17	$ 0.20	$ 0.13	$ 0.04	$ 0.03	$ 0.13	$ 0.01	$ 0.07
Weighted average shares outstanding –basic	7,236	7,176	7,140	7,099	7,070	7,057	7,046	7,039
Weighted average shares outstanding –diluted	7,264	7,200	7,194	7,166	7,102	7,099	7,056	7,058

INDEPENDENT AUDITORS' REPORT

The Board of Directors
National Research Corporation:

We have audited the accompanying balance sheets of National Research Corporation as of December 31, 2002 and 2001 and the related statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Research Corporation as of December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Company adopted the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets,* as of January 1, 2002.

KPMG LLP

February 7, 2003
Omaha, Nebraska

NATIONAL RESEARCH CORPORATION
BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

Assets	2002	2001
Current assets:		
Cash and cash equivalents	$ 991,217	$ 1,080,053
Investments in marketable debt securities	9,986,677	6,636,543
Trade accounts receivable, less allowance for doubtful accounts of $67,320 and $101,674 in 2002 and 2001, respectively	4,579,439	2,141,104
Unbilled revenues	1,933,415	1,671,079
Prepaid expenses and other	274,112	286,653
Income taxes recoverable	---	266,034
Deferred income taxes	183,575	210,452
Total current assets	17,948,434	12,291,918
Net property and equipment	12,345,896	12,907,197
Customer lists, net of accumulated amortization	607,004	673,741
Goodwill, net of accumulated amortization	7,888,714	7,865,437
Other	41,923	34,099
Total assets	$ 38,831,971	$ 33,772,392
Liabilities and Shareholders' Equity		
Current liabilities:		
Current portion of notes payable	$ 131,907	$ 132,312
Accounts payable	565,540	1,391,043
Accrued wages, bonus and profit sharing	632,837	494,446
Accrued expenses	366,943	364,642
Income taxes payable	55,558	---
Billings in excess of revenues earned	3,276,813	2,649,370
Total current liabilities	5,029,598	5,031,813
Notes payable, net of current portion	5,044,090	5,169,757
Deferred income taxes	740,008	217,424
Total liabilities	10,813,696	10,418,994
Shareholders' equity:		
Preferred stock, $.01 par value; authorized 2,000,000 shares, no shares issued and outstanding	---	---
Common stock, $.001 par value; authorized 20,000,000 shares, issued 7,560,610 in 2002 and 7,395,593 in 2001, outstanding 7,245,110 in 2002 and 7,093,893 in 2001	7,561	7,395
Additional paid-in capital	18,123,603	17,255,917
Retained earnings	11,447,443	7,597,340
Accumulated other comprehensive income (loss), net of taxes	35,371	(4,185)
Treasury stock, at cost; 315,500 shares in 2002 and 301,700 shares in 2001	(1,595,703)	(1,503,069)
Total shareholders' equity	28,018,275	23,353,398
Total liabilities and shareholders' equity	$ 38,831,971	$ 33,772,392

See accompanying notes to financial statements.

NATIONAL RESEARCH CORPORATION
STATEMENTS OF INCOME
THREE YEARS ENDED DECEMBER 31, 2002

	2002	2001	2000
Revenues	$ 22,387,401	$ 17,673,988	$ 18,316,116
Operating expenses:			
Direct expenses	9,555,677	8,059,397	9,119,750
Selling, general and administrative	4,737,880	4,985,328	4,602,223
Depreciation and amortization	1,674,856	1,916,740	1,269,535
Total operating expenses	15,968,413	14,961,465	14,991,508
Operating income	6,418,988	2,712,523	3,324,608
Other income (expense):			
Interest income	257,922	385,949	661,675
Interest expense	(450,104)	(454,166)	(91,709)
Other, net	(65,460)	(20,351)	(38,423)
Total other income (expense)	(257,642)	(88,568)	531,543
Income before income taxes	6,161,346	2,623,955	3,856,151
Provision for income taxes	2,311,243	953,634	1,139,424
Net income	$ 3,850,103	$ 1,670,321	$ 2,716,727
Net income per share – basic and diluted	$ 0.54	$ 0.24	$ 0.39

See accompanying notes to financial statements.

NATIONAL RESEARCH CORPORATION
STATEMENTS OF SHAREHOLDERS' EQUITY
AND COMPREHENSIVE INCOME
THREE YEARS ENDED DECEMBER 31, 2002

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balances at December 31, 1999	$ ---	$ 7,305	$ 16,839,839	$ 3,210,292	$ ---	$ (1,491,069)	$ 18,566,367
Issuance of 27,413 common shares for the exercise of stock options	---	27	113,053	---	---	---	113,080
Tax benefit from the exercise of options	---	---	11,828	---	---	---	11,828
Comprehensive income							
Other comprehensive loss, net of income taxes of $5,816	---	---	---	---	(13,571)	---	(13,571)
Net income	---	---	---	2,716,727	---	---	2,716,727
Total comprehensive income........	---	---	---	2,716,727	(13,571)	---	2,703,156
Purchase of 3,000 shares of treasury stock........	---	---	---	---	---	(12,000)	(12,000)
Balances at December 31, 2000	---	7,332	16,964,720	5,927,019	(13,571)	(1,503,069)	21,382,431
Issuance of 63,180 common shares for the exercise of stock options	---	63	260,998	---	---	---	261,061
Tax benefit from the exercise of options	---	---	30,199	---	---	---	30,199
Comprehensive income							
Other comprehensive income, net of income taxes of $3,660........	---	---	---	---	9,386	---	9,386
Net income	---	---	---	1,670,321	---	---	1,670,321
Total comprehensive income........	---	---	---	1,670,321	9,386	---	1,679,707
Balances at December 31, 2001	---	7,395	17,255,917	7,597,340	(4,185)	(1,503,069)	23,353,398
Purchase of 13,800 shares of treasury stock........	---	---	---	---	---	(92,634)	(92,634)
Issuance of 165,017 common shares for the exercise of stock options	---	166	691,672	---	---	---	691,838
Tax benefit from the exercise of options	---	---	176,014	---	---	---	176,014
Comprehensive income							
Other comprehensive income, net of income taxes of $20,378......	---	---	---	---	39,556	---	39,556
Net income	---	---	---	3,850,103	---	---	3,850,103
Total comprehensive income........	---	---	---	3,850,103	39,556	---	3,889,569
Balances at December 31, 2002	$ ---	$ 7,561	$ 18,123,603	$ 11,447,443	$ 35,371	$ (1,595,703)	$ 28,018,275

See accompanying notes to financial statements.

NATIONAL RESEARCH CORPORATION
STATEMENTS OF CASH FLOWS
THREE YEARS ENDED DECEMBER 31, 2002

	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 3,850,103	$ 1,670,321	$ 2,716,727
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,674,856	1,916,740	1,269,535
Deferred income taxes	529,083	306,117	356,165
Gain (loss) on sale of property and equipment	(1,420)	(587)	25,682
Gain (loss) on sale of other investments	(86)	---	43
Tax benefit from exercise of stock options	176,014	30,199	11,828
Other non-cash charges	---	23,313	32,581
Change in assets and liabilities:			
Trade accounts receivable	(2,438,335)	(427,483)	1,204,504
Unbilled revenues	(262,336)	(423,783)	(624,686)
Prepaid expenses and other	25,123	(85,384)	(145,272)
Accounts payable	(356,345)	103,857	(464,158)
Accrued expenses, wages, bonus and profit sharing	138,391	(385,035)	(585,956)
Income taxes payable and recoverable	321,592	(203,201)	(297,366)
Billings in excess of revenues earned	627,443	554,578	(1,464,487)
Net cash provided by operating activities	4,284,083	3,079,652	2,035,140
Cash flows from investing activities:			
Purchases of property and equipment	(1,534,080)	(1,543,286)	(6,194,318)
Acquisition, net of cash acquired	(23,277)	(3,762,229)	---
Purchases of securities available-for-sale	(10,802,926)	(13,396,039)	(12,947,873)
Proceeds from the maturities of securities available-for-sale	7,512,812	13,349,654	17,227,940
Proceeds from sale of property and equipment	1,420	698	27,978
Net cash used in investing activities	(4,846,051)	(5,351,202)	(1,886,273)
Cash flows from financing activities:			
Payments under line of credit, net	---	---	(3,544,000)
Proceeds from issuance of debt	---	---	5,440,000
Payments on notes payable	(126,072)	(128,263)	(76,729)
Proceeds from exercise of stock options	691,838	261,061	113,080
Purchase of treasury stock	(92,634)	---	(12,000)
Net cash provided by financing activities	473,132	132,798	1,920,351
Net increase (decrease) in cash and cash equivalents	(88,836)	(2,138,752)	2,069,218
Cash and cash equivalents at beginning of period	1,080,053	3,218,805	1,149,587
Cash and cash equivalents at end of period	$ 991,217	$ 1,080,053	$ 3,218,805

Supplemental disclosures of noncash investing activities:
Accounts payable included $210,335 in 2001 for purchase of property and equipment.
In connection with the Company's acquisition of a business in 2001, the Company assumed unearned revenues of $0.3 million for uncompleted customer contracts.

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

National Research Corporation (the "Company") is a provider of ongoing survey-based performance measurement, analysis and tracking services to the healthcare industry. The Company provides market research services to hospitals and insurance companies on an unsecured credit basis. The Company's ten largest clients accounted for 51%, 50% and 41% of the Company's total revenues in 2002, 2001 and 2000, respectively. One client accounted for 18.2% of total revenues in 2002. A second client accounted for 18.7% and 14.6% of total revenues in 2001 and 2000, respectively. A third client accounted for 11.0% and 12.9% of total revenues in 2001 and 2000, respectively. The Company operates in a single industry segment.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company derives a substantial majority of its operating revenues from its annually renewable services, which include the NRC Listening System ("Performance Tracking Services") and the NRC Healthcare Market Guide ("Renewable Syndicated Service"). Under the NRC Listening System, the Company provides interim and annual performance tracking to its clients under annual client service contracts, although such contracts are generally cancelable on short or no notice without penalty. Through its syndicated NRC Healthcare Market Guide, the Company publishes healthcare market information for its clients generally on an annual basis. The Company also derives revenues from custom and other research projects.

The Company recognizes revenues from its Performance Tracking Services and its custom and other research projects using the percentage of completion method of accounting. These services typically include a series of surveys and deliverable reports in which the timing and frequency vary by contract. Progress on a contract can be tracked reliably and customers are obligated to pay as services are performed. The recognized revenue is the percent of estimated total revenues that incurred costs to date bear to estimated total costs after giving effect to estimates of costs to complete based upon the most recent information. Losses expected to be incurred, if any, on jobs in progress are charged to income as soon as such losses are known. Revenues earned on contracts in progress in excess of billings are classified as a current asset. Amounts billed in excess of revenues earned are classified as a current liability. Client projects are generally completed within a twelve-month period.

The Company recognizes revenue on a completed contract basis for its Renewable Syndicated Service contracts with its principal customers. Characteristics of these contracts include durations of four to six months, progress to completion cannot be reasonably defined, and various intermediate steps in the process overlap in stages of progress for different contracts. The Company defers direct costs of preparing the survey data for the Renewable Syndicated Service. The Company recognizes revenues and related direct costs for its Renewable Syndicated Service upon delivery to its principal customers. Customers have no obligation to pay for these services until the services are delivered. The Company generates additional revenues from incidental customers subsequent to the completion of each edition. Revenues and costs for these services are recognized as the customization services are performed and completed.

Property and Equipment

Property and equipment is stated at cost. Major expenditures to purchase property or to substantially increase useful lives of property are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

For costs of software developed for internal use, the Company expenses as incurred computer software costs incurred in the preliminary project stage, which involves the conceptual formulation, evaluation and selection of technology alternatives. Costs incurred related to the design, coding installation and testing of software during the application project stage are capitalized. Costs incurred for training and application maintenance are expensed as incurred. The Company has capitalized approximately $372,000, $913,000 and $596,000 of costs incurred for the development of internal use software for the years ended December 31, 2002, 2001 and 2000, respectively, with such costs classified as property and equipment.

The Company provides for depreciation and amortization of property and equipment using annual rates which are sufficient to amortize the cost of depreciable assets over their estimated useful lives. The Company uses both straight-line and accelerated methods of depreciation and amortization over estimated useful lives of five to ten years for furniture and fixtures, three to five years for computer equipment, three to five years for capitalized software and forty years for the Company's new office building.

Impairment of Long-lived Assets

In October 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. The Company adopted the provisions of SFAS No. 144 effective January 1, 2002. Under this standard, the Company monitors events and changes in circumstances that may require the Company to review the carrying value of its long-lived assets. The Company assesses the recoverability of its long-lived assets based on estimated undiscounted future operating cash flows. The assessment of the recoverability of long-lived assets will be impacted if estimated future operating cash flows are not achieved.

The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Management believes the following circumstances are important indicators of potential impairment of such assets and as a result they may trigger an impairment review:

- Significant underperformance in comparison to historical or projected operating results;
- Significant changes in the manner or use of acquired assets or the Company's overall strategy;
- Significant negative trends in the Company's industry or the overall economy;
- A significant decline in the market price for the Company's common stock for a sustained period; and
- The Company's market capitalization falling below the book value of the Company's net assets.

Goodwill and Other Intangible Assets

Goodwill represents the difference between the purchase price paid in acquisitions, using the purchase method of accounting, and the fair value of the net assets acquired.

In June 2001, the FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets*. This statement replaced the requirement to amortize goodwill and certain other intangible assets with an annual impairment test, and required an evaluation of the useful lives of intangible assets and an impairment test for goodwill upon adoption.

The Company adopted the provisions of SFAS No. 142 as of January 1, 2002. As a result of the adoption of this standard, the Company stopped amortizing goodwill effective January 1, 2002, therefore, the Company has not recorded any goodwill amortization expense in the Statement of Income for the year ended December 31, 2002 and will not record such amortization in future years.

All of the Company's goodwill is allocated to one reporting unit, the healthcare survey business. During 2002, the Company completed its transitional evaluation of the recoverability of goodwill as of January 1, 2002, using the fair value methodology in SFAS No. 142. The Company's analysis did not result in the recognition of an impairment loss on goodwill as of January 1, 2002.

As of December 31, 2002, the Company has goodwill of $7.9 million. At least annually (or more frequently as changes in circumstance indicate) the Company will evaluate the estimated fair value of its goodwill. On these evaluation dates, to the extent that the carrying value of the net assets of the Company's reporting unit having goodwill greater than the estimated fair value, impairment charges will be recorded.

Total amortization expense of goodwill was $-0-, $518,000, $274,000 during the years ended 2002, 2001 and 2000 respectively. The following is the 2002, 2001 and 2000 statement of income data, adjusted as if SFAS No. 142 had been effective as of January 1, 2000:

	2002	2001	2000
Reported net income	$ 3,850,104	$ 1,670,321	$ 2,716,727
Amortization of goodwill, net of taxes	--	329,854	173,007
Adjusted net income	$ 3,850,104	$ 2,000,175	$ 2,889,734
Reported net income per share	$0.54	$0.24	$0.39
Amortization of goodwill, net of taxes	--	$0.05	$0.02
Adjusted net income per share	$0.54	$0.29	$0.41

Marketable Securities

All marketable securities held by the Company at December 31, 2002 and 2001 were classified as available-for-sale and recorded at fair market value. Unrealized holding gains and losses, if any, net of the related tax effect, on available-for-sale securities are reported as other comprehensive income or loss. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis. Fair values are estimated based on quoted market prices.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under that method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances, if any, are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

Stock Option Plans

The Company recognizes stock-based compensation expense for its stock option plans using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, *Accounting for Stock-Based Compensation,* established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123.* This Statement amends FASB Statement No. 123, *Accounting for Stock-Based Compensation,* to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to the financial statements. The following table illustrates the effect on net income if the fair-value-based method had been applied to all outstanding and unvested awards in each period:

	2002	2001	2000
	(in thousands, except per share amounts)		
Pro forma:			
Net income, as reported	$3,850	$1,670	$2,717
Net income, adjusted for the fair value method	$3,796	$1,607	$2,687
Income per share, as reported (1)	$0.54	$0.24	$0.39
Income per share, adjusted for the fair value method (1)	$0.53	$0.23	$0.39

(1) Amounts are the same for both basic and diluted income per share.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Earnings Per Share

Net income per share has been calculated and presented for "basic" and "diluted" per share data. Net income per share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted income per share is computed by dividing net income by the weighted average number of common shares adjusted for the dilutive effects of options and common equivalent shares outstanding. At December 31, 2002, 2001 and 2000, the Company had 2,000, 72,591 and 77,519 options, respectively, which have been excluded from the diluted net income per share computation because their exercise price exceeds the fair market value.

The weighted average shares outstanding is calculated as follows:

	2002	2001	2000
Common stock	7,163,194	7,053,245	7,019,097
Dilutive effect of options	29,853	35,289	5,409
Weighted average shares used for dilutive per share	7,193,047	7,088,534	7,024,506

There are no reconciling items between the Company's reported net income and net income used in the computation of basic and diluted income per share.

Comprehensive Income

The Company's only source of other comprehensive income is unrealized gains or losses on marketable debt securities.

Reclassifications

Certain prior-period amounts have been reclassified to conform to the 2002 presentation. These reclassifications did not affect net income for the periods presented.

New Accounting Pronouncements

In June 2001, FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations.* SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. The Company is required to adopt SFAS No. 143 on January 1, 2003. The Company has not yet determined the effect of the adoption of SFAS No. 143, but it is not expected to have a material effect on the Company's financial statements.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity*. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 is not expected to have a material effect on the Company's financial statements.

In October 2002, the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board reached a consensus on the accounting for revenues in transactions that involve multiple deliverables in EITF Issue 00-21. The guidance governs how to identify whether goods or services or both, that are to be delivered separately in a bundled sales arrangement, should be accounted for separately. This guidance is effective for fiscal years beginning after December 15, 2003, so the Company expects to adopt the guidance in its financial statements for the quarter ended March 31, 2004. The Company has not yet determined the impact of this consensus on its financial statements.

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are not expected to have any effect on the Company's financial statements.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.* This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The application of this Interpretation is not expected to have any effect on the Company's financial statements.

(2) Acquisitions

On May 7, 2001, the Company acquired the healthcare survey business of The Picker Institute. The aggregate purchase price for the acquisition was $4.1 million, consisting of cash of $3.2 million, assumed liabilities for uncompleted customer contracts of $0.3 million and direct costs of acquisition of $0.6 million. The results of the acquired business have been included in the Company's operating results since the acquisition. The Company allocated the excess of purchase price over net assets acquired entirely to goodwill. Prior to 2002, the goodwill was amortized using an estimated useful life of 10 years for financial reporting purposes. The goodwill is being amortized over 15 years and is fully deductible for income tax purposes.

The following unaudited pro forma information presents the combined results of operations of the Company as if the acquisition occurred on January 1, 2000. These results included certain adjustments, including amortization of goodwill and related income tax effects. The pro forma financial information does not necessarily reflect the results of operations if the acquisitions had been in effect at the beginning of each period or which may be attained in the future.

	Pro Forma Years Ended December 31,	
	2001	2000
	(Dollars in thousands) (unaudited)	
Revenues	$ 18,760	$ 21,574
Net income	$ 1,743	$ 2,161
Earnings per share	$ 0.25	$ 0.31

(3) Investments in Marketable Debt Securities

The amortized cost, gross realized holding gains and losses and fair value of securities by major security type and class of security at December 31, 2002, were as follows:

	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Debt securities:				
Obligations of U.S. government agencies	$ 9,933,084	$ 53,593	$ ---	$ 9,986,677
Total	$ 9,933,084	$ 53,593	$ ---	$ 9,986,677

The amortized cost, gross unrealized holding gains and losses and fair value by major security type and class of security at December 31, 2001 were as follows:

	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Debt securities:				
Obligations of U.S. government agencies	$ 6,642,884	$ ---	$ (6,341)	$ 6,636,543
Total	$ 6,642,884	$ ---	$ (6,341)	$ 6,636,543

There were no sales of marketable securities in advance of scheduled maturities of available-for-sale marketable debt securities during 2002, 2001 or 2000. The fair value and amortized cost of debt securities at December 31, 2002, by contractual maturity, are shown below. Expected maturities will differ from the contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	At December 31, 2002	
	Fair Value	Amortized Cost
Due after three months through one year	$2,614,650	$2,608,584
Due after one year through five years	7,372,017	7,324,500
	$9,986,667	$9,933,084

(4) Property and Equipment

At December 31, 2002 and 2001, property and equipment consisted of the following:

	2002	2001
Furniture and equipment	$ 1,534,047	$ 1,429,032
Computer equipment and software	7,314,006	6,390,505
Building	7,919,793	7,888,355
Land	425,000	425,000
	17,192,846	16,132,892
Less accumulated depreciation and amortization	4,846,950	3,225,695
Net property and equipment	$ 12,345,896	$ 12,907,197

(5) Goodwill and Other Intangible Assets

Goodwill and other intangible assets consist of the following at December 31, 2002 and 2001:

	2002	2001
Customer lists	$ 787,048	$ 787,048
Less accumulated amortization	180,044	113,307
Net customer lists	607,004	673,741
Goodwill	9,060,980	9,037,703
Less accumulated amortization	1,172,266	1,172,266
Net goodwill	7,888,714	7,865,437
Total net goodwill and intangible assets	$ 8,495,718	$ 8,539,178

The following represents a summary of changes in the Company's carrying amount of goodwill for the year ended December 31, 2002:

Balance as of January 1,	$ 7,865,437
Impairment loss	--
Other	23,277
Balance as of December 31,	$ 7,888,714

Aggregate amortization expense for customer lists for the year ended December 31, 2002 was $67,000. Estimated amortization expense for the next five years is $67,000 per year. In addition, the weighted average amortization period for customer lists is 12.28 years.

(6) Income Taxes

Income tax expense consisted of the following components:

	Current	Deferred	Total
2002:			
Federal	$ 1,511,603	$ 453,133	$ 1,964,736
State	270,557	75,950	346,507
Total	$ 1,782,160	$ 529,083	$ 2,311,243
2001:			
Federal	$ 573,511	$ 267,808	$ 841,319
State	74,006	38,309	112,315
Total	$ 647,517	$ 306,117	$ 953,634
2000:			
Federal	$ 608,400	$ 310,500	$ 918,900
State	174,859	45,665	220,524
Total	$ 783,259	$ 356,165	$ 1,139,424

The difference between the Company's income tax expense as reported in the accompanying financial statements and that which would be calculated applying the U.S. Federal income tax rate of 34% on pretax income is as follows:

	2002	2001	2000
Expected federal income taxes	$ 2,094,900	$ 892,100	$ 1,311,100
State income taxes, net of federal benefit	228,700	74,100	153,600
Tax credits and incentives	(3,100)	(2,600)	(386,100)
Other	(9,257)	(9,966)	60,824
Total	$ 2,311,243	$ 953,634	$ 1,139,424

Deferred tax assets and liabilities at December 31, 2002 and 2001, were comprised of the following:

	2002	2001
Deferred tax assets:		
Allowance for doubtful accounts	$ 26,255	$ 39,649
Accrued expenses	168,319	170,800
Intangible assets	145,956	418,800
Investments available-for-sale	--	2,156
Gross deferred tax assets	340,530	631,405
Deferred tax liabilities:		
Investments available-for-sale	18,222	--
Basis in property and equipment	878,741	638,377
Gross deferred tax liabilities	896,963	638,377
Net deferred tax liabilities	$ (556,433)	$ (6,972)

The Company did not record a valuation allowance for its deferred tax assets because management believes that it is more likely than not that the Company will generate sufficient taxable income to fully realize these deferred tax benefits.

(7) Notes Payable

Notes payable consist of the following:

	2002	2001
Note payable to US Bank, at 8.25%, payable in monthly installments of $46,690 including interest, with final payment of principal and interest due October 31, 2010, secured by land and building	$ 5,175,997	$ 5,297,839
Other note payable	---	4,230
Total notes payable	5,175,997	5,302,069
Less current portion	131,907	132,312
Notes payable, net of current portion	$ 5,044,090	$ 5,169,757

The aggregate maturities of notes payable for each of the five years subsequent to December 31, 2002 are: 2003 - $131,907; 2004 - $150,973; 2005 - $163,910; 2006 - $177,956; and 2007 - $193,155.

(8) Stock Option Plans

In August 1997, the Board of Directors adopted and the Company's shareholders approved the National Research Corporation 1997 Equity Incentive Plan (the "1997 Equity Incentive Plan"). The 1997 Equity Incentive Plan provides for the granting of options, stock appreciation rights, restricted stock and/or performance shares with respect to up to an aggregate of 730,000 shares of the Company's common stock through the date of the Company's annual meeting of shareholders in the year 2001. Options granted may be either nonqualified or incentive stock options. Vesting terms vary with each grant, and option terms are generally five years. At December 31, 2002, there were no remaining shares available for issuance under the 1997 Equity Incentive Plan.

In October 1997, the Board of Directors adopted and the Company's shareholders approved the National Research Corporation Director Stock Plan (the "Director Plan"). As amended in December 1997, the Director Plan provides for formula grants of nonqualified options to each director of the Company who is not employed by the Company. On the date of each annual meeting of shareholders of the Company, each such director, if re-elected or retained as a director at such meeting, is granted an option to purchase 1,000 shares of the Company's common stock. Option exercise prices equal the fair market value of the Company's common stock on the date of grant. Options vest one year following the date of grant and may be exercisable for a period of up to 10 years following the date of grant. Options to purchase 3,000, 2,000 and 2,000 shares of the Company's common stock were granted in 2002, 2001 and 2000, respectively. At December 31, 2002, there were 19,000 shares available for issuance pursuant to future grants under the Director Plan.

In August 2001, the Board of Directors adopted, and, on May 1, 2002, the Company's shareholders approved, the National Research Corporation 2001 Equity Incentive Plan (the "2001 Equity Incentive Plan"). The 2001 Equity Incentive Plan provides for the granting of options, stock appreciation rights, restricted stock and/or performance shares with respect to up to an aggregate of 600,000 shares of the Company's common stock. Options granted may be either nonqualified or incentive stock options. Vesting terms vary with each grant, and option terms are generally five years. At December 31, 2002, there were 490,925 shares available for issuance pursuant to future grants under the 2001 Equity Incentive Plan. The Company has accounted for grants of 113,187 options under the Equity Incentive Plan using the date of grant as the measurement date for financial accounting purposes.

Options to purchase shares of common stock have been granted in 2002, 2001 and 2000 with exercise prices equal to the fair value of the common stock on the date of grant. Accordingly, no compensation expense was recorded for these grants.

As of December 31, 2002, no stock appreciation rights, restricted stock or performance shares have been granted under the 1997 Equity Incentive Plan or the 2001 Equity Incentive Plan.

The weighted average fair value of options granted in 2002, 2001 and 2000 was $2.61, $1.97 and $2.14, respectively. Pro forma net income displayed in Note 1 reflects the allocation of compensation cost for stock option grants using the fair value method. Compensation cost is allocated between periods based upon the vesting period of the options. Therefore, the full impact of calculating compensation cost using the fair value method is not reflected in pro forma net income amounts displayed in Note 1, because compensation cost is amortized to expense over the vesting period, and additional options may be granted in future years. The fair value for these options for 2002, 2001 and 2000 was estimated at the date of grant using the Black-Scholes model with the following assumptions:

	2002	2001	2000
Expected dividend yield at date of grant	0	0	0
Expected stock price volatility	45.0%	45.0%	45.0%
Risk-free interest rate	3.2%	4.0%	6.0%
Expected life of options (in years)	3.75 to 5.00	3.75 to 5.00	3.75 to 5.00

The following information relates to options to purchase common stock:

	Number of Shares	Weighted Average Exercise Price ($)
Balance at December 31, 1999	449,219	5.70
Granted	38,218	4.99
Exercised	(27,413)	4.13
Canceled	(118,332)	5.26
Balance at December 31, 2000	341,692	5.90
Granted	80,197	5.09
Exercised	(63,180)	4.13
Canceled	(51,467)	6.51
Balance at December 31, 2001	307,242	5.95
Granted	55,438	6.87
Exercised	(165,017)	4.19
Canceled	(38,145)	12.70
Balance at December 31, 2002	159,518	5.36
Exercisable at December 31, 2002	79,276	4.50

At December 31, 2002, the range of exercise prices for outstanding stock options was $2.19 to $7.60 and the weighted average remaining contractual life of outstanding stock options was 3.25 years, of which 49,850 shares are between $4.99 and $6.87.

(9) Leases

The Company previously leased office space for a monthly base rental payment plus maintenance and utilities. Rental expense was $3,000, $11,067 and $276,359 during 2002, 2001 and 2000, respectively, and is included in selling, general and administrative expenses in the statements of income. During 2000 the Company moved out of the leased office space and into its own building. The Company also leases printing equipment and services. The future minimum lease payments under noncancelable operating leases for each of the five years subsequent to December 31, 2002 are: 2003 - $205,182; 2004 - $205,182; 2005 - $205,182; 2006 - $18,127; and 2007 - $-0-.

(10) Associate Benefits

The Company sponsors a qualified defined contribution profit sharing plan covering substantially all associates with a minimum service of 1,000 hours. Employer contributions, which are discretionary, vest to participants at a rate of 20% per year. No contributions were made by the Company in 2002, 2001 and 2000.

The Company also sponsors nonqualified profit sharing bonus and incentive plans for associates and members of executive management of the Company. Expense recorded under these plans was $102,084, $119,279 and $273,793 in 2002, 2001 and 2000, respectively.

(11) Supplemental Cash Flow Information

For the years ended December 31, 2002, 2001 and 2000, the Company paid interest of $450,104, $454,250 and $417,567, respectively, including capitalized interest of $0, $0 and $325,963, respectively.

For the years ended December 31, 2002, 2001 and 2000, the Company paid income taxes of $1,284,554, $820,519 and $1,068,798, respectively.

Accounts payable at December 31, 2002, 2001 and 2000, included $0, $210,335 and $555,270, respectively, for purchases of property and equipment.

In connection with the Company's acquisition of a business during 2001, the Company assumed unearned revenues of $285,702 for uncompleted customer contracts.

(12) Legal Proceedings

In May 2000, Cap Gemini America, Inc., the software developer of the Company's automated software process (a proprietary system that automates the creation and processing of surveys), filed a lawsuit against the Company in the United States District Court for the District of Nebraska seeking approximately $1.1 million the Company owed but withheld under a consulting agreement between Cap Gemini and the Company. The Company subsequently filed a counter suit against Cap Gemini. On February 21, 2002, a jury returned a verdict partly in favor of Cap Gemini and ordered that the Company pay to Cap Gemini approximately $700,000. This was paid during 2002 and the Company also paid prejudgment interest of approximately $64,000.

(13) Subsequent Event

On March 17, 2003, the Company acquired the business of Smaller World Communications Inc, based in Toronto, Canada, through an acquisition of all of the outstanding shares of stock. Consideration paid by the Company at closing included a cash payment of $950,000. The Company estimates its direct acquisition costs to be $75,000.

The purchase price also includes two additional scheduled payments of additional purchase price in 2006 and 2008. The minimum aggregate payments will be $407,000 and the maximum aggregate payments could be $1,171,000, based upon certain revenue goals.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information required by this Item with respect to directors and Section 16 compliance is included under the captions "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance", respectively, in the Company's definitive Proxy Statement for its 2002 Annual Meeting of Shareholders ("Proxy Statement") and is hereby incorporated herein by reference. Information with respect to the executive officers of the Company appears in Part I, page 6 of this Annual Report on Form 10-K.

Item 11. Executive Compensation

The information required by this Item is included under the captions "Board of Directors-Director Compensation" and "Executive Compensation" in the Proxy Statement and is hereby incorporated herein by reference; provided, however, that the subsection entitled "Executive Compensation-Report on Executive Compensation" shall not be deemed to be incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The information required by this Item with respect to security ownership of certain beneficial owners and management is included under the caption "Principal Shareholders" in the Proxy Statement and is hereby incorporated by reference.

The following table sets forth information with respect to compensation plans under which equity securities of the Company are authorized for issuance as of December 31, 2002.

Plan Category	Number of securities to be issued upon the exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders(1)	159,518	$4.50	509,925
Equity compensation plans not approved by security holders	-----	-----	-----
Total	159,518	$4.50	509,925

(1) Includes the Company's 2001 Equity Incentive Plan, 1997 Equity Incentive Plan and Director Stock Plan.

Item 13. Certain Relationships and Related Transactions

None.

Item 14. **Controls and Procedures**

(a) Based on their evaluation as of a date within 90 days of the filing of this Annual Report on Form 10-K, the Company's principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934 (the "Exchange Act")) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b) No significant changes were made in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Item 15. **Exhibits, Financial Statement Schedules, and Reports on Form 8-K**

(a) 1. Financial statements - The financial statements listed in the accompanying index to financial statements and financial statement schedules are filed as part of this Annual Report on Form 10-K.

2. Financial statement schedule - The financial statement schedule listed in the accompanying index to financial statements and financial statement schedule is filed as part of this Annual Report on Form 10-K.

3. Exhibits - The exhibits listed in the accompanying index to exhibits are filed as part of this Annual Report on Form 10-K.

(b) Reports on Form 8-K

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 31st day of March, 2003.

NATIONAL RESEARCH CORPORATION

By /s/ Michael D. Hays
Michael D. Hays
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Michael D. Hays Michael D. Hays	President, Chief Executive Officer and Director (Principal Executive Officer)	March 31, 2003
/s/ Patrick E. Beans Patrick E. Beans	Vice President, Treasurer, Secretary, Chief Financial Officer and Director (Principal Financial and Accounting Officer)	March 31, 2003
/s/ John N. Nunnelly John N. Nunnelly	Director	March 31, 2003
/s/ Paul C. Schorr III Paul C. Schorr III	Director	March 31, 2003
/s/ JoAnn M. Martin JoAnn M. Martin	Director	March 31, 2003

CERTIFICATIONS

I, Michael D. Hays, certify that:

1. I have reviewed this annual report on Form 10-K of National Research Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2003

/s/ Michael D. Hays
Michael D. Hays
President and Chief Executive Officer

I, Patrick E. Beans, certify that:

1. I have reviewed this annual report on Form 10-K of National Research Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2003

/s/ Patrick E. Beans
Patrick E. Beans
Vice President, Treasurer and Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

All other financial statement schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedules, or because the information required is included in the consolidated financial statements and notes thereto.

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENT SCHEDULE

The Board of Directors
National Research Corporation:

Under date of February 7, 2003, we reported on the balance sheets of National Research Corporation as of December 31, 2002 and 2001, and the related statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2002, which are included in the Company's Annual Report on Form 10-K. In connection with our audits of the aforementioned financial statements, we also audited the related financial statement schedule of valuation and qualifying accounts in the Form 10-K. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the financial statements, the Company adopted the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets,* as of January 1, 2002.

KPMG LLP

February 7, 2003
Omaha, Nebraska

NATIONAL RESEARCH CORPORATION

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Year	Bad Debt Expense	Write-offs, Net of Recoveries	Balance at End of Year
Allowance for doubtful accounts:				
Year Ended December 31, 2000	$ 63,098	$89,000	$74,822	$ 77,276
Year Ended December 31, 2001	$ 77,276	$65,000	$40,602	$101,674
Year Ended December 31, 2002	$101,674	$26,200	$60,554	$ 67,320

See accompanying independent auditors' report.

EXHIBIT INDEX

Exhibit Number	Exhibit Description
(3.1)	Articles of Incorporation of National Research Corporation, as amended to date [Incorporated by reference to Exhibit (3.1) to National Research Corporation's Registration Statement on Form S-1 (Registration No. 333-33273)]
(3.2)	By-Laws of National Research Corporation, as amended to date [Incorporated by reference to Exhibit (3.2) to National Research Corporation's Registration Statement on Form S-1 (Registration No. 333-33273)]
(10.1)*	National Research Corporation 1997 Equity Incentive Plan [Incorporated by reference to Exhibit (10.2) to National Research Corporation's Registration Statement on Form S-1 (Registration No. 333-33273)]
(10.2)*	National Research Corporation 2001 Equity Incentive Plan [Incorporated by reference to National Research Corporation's Proxy Statement for the 2002 Annual Meeting of Shareholders, filed with the Securities and Exchange Commission on April 3, 2002 (File No. 0-29466)]
(10.3)*	National Research Corporation Director Stock Plan, as amended to date [Incorporated by reference to Exhibit (10.2) to National Research Corporation's Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 0-29466)]
(10.4)+	Contract, dated January 23, 2002, between National Research Corporation and the Department of Veterans Affairs [Incorporated by reference to Exhibit (10.4) to National Research Corporation's Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 0-29466)]
(23)	Independent Auditors' Consent
(99.1)	Certification of the President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350
(99.2)	Certification of the Vice President, Treasurer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350
(99.3)	Proxy Statement for the 2003 Annual Meeting of Shareholders, to be filed within 120 days of December 31, 2002 [To be filed with the Securities and Exchange Commission under Regulation 14A within 120 days after December 31, 2002; except to the extent specifically incorporated by reference, the Proxy Statement for the 2003 Annual Meeting of Shareholders shall not be deemed to be filed with the Securities and Exchange Commission as part of this Annual Report on Form 10-K]

---

* A management contract or compensatory plan or arrangement.

\+ Portions of this exhibit have been redacted and are subject to a confidential treatment request filed with the Secretary of the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. The redacted material was filed separately with the Securities and Exchange Commission.

Directors and Officers

Board of Directors

Michael D. Hays
President and Chief Executive Officer
National Research Corporation

Patrick E. Beans
Vice President, Treasurer and
Chief Financial Officer
National Research Corporation

JoAnn M. Martin*
Executive Vice President and
Chief Financial Officer
Ameritas Holding Company

John N. Nunnelly*
Group President
Financial and Administrative Solutions Division
of the Information Solutions Division
McKesson Corporation

Paul C. Schorr III*
President and Chief Executive Officer
ComCor Holding, Inc.

Executive Officers

Michael D. Hays
President and Chief Executive Officer

Jona S. Raasch
Vice President and Chief Operations Officer

Joseph W. Carmichael
Senior Vice President

Patrick E. Beans
Vice President, Treasurer and
Chief Financial Officer

*Members of Audit and Compensation Committees

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Corporate Data

Transfer Agent

Illinois Stock Transfer
209 West Jackson Boulevard, Suite 903
Chicago, Illinois 60606
(800) 757-5755 – phone
(312) 427-2879 – fax

Independent Accountants

KPMG LLP
Lincoln, Nebraska

Corporate Counsel

Foley & Lardner
Milwaukee, Wisconsin

Woods & Aitken
Lincoln, Nebraska

Corporate Headquarters

National Research Corporation
1245 Q Street
Lincoln, Nebraska 68508
(402) 475-2525 – phone
(402) 475-9061 – fax
www.nationalresearch.com

Common Stock

National Research Corporation's common stock is traded on The Nasdaq Stock Market's National Market under the symbol NRCI.



NATIONAL RESEARCH
Corporation

1245 Q Street
Lincoln, Nebraska 68508
phone 402. 475. 2525
fax 402. 475. 9061
www.nationalresearch.com